   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     TRANSACTION INFORMATION SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7389                            13-3662147
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                     TRANSACTION INFORMATION SYSTEMS, INC.
                                  115 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 962-1550
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                JEFFREY NAJARIAN
                            CHIEF EXECUTIVE OFFICER
                     TRANSACTION INFORMATION SYSTEMS, INC.
                                  115 BROADWAY
                            NEW YORK, NEW YORK 10006
                                 (212) 962-1550
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              ERIC S. KAMISHER, ESQ.                               JOHN A. BURGESS, ESQ.
              ASHER S. LEVITSKY, ESQ.                            PHILIP P. ROSSETTI, ESQ.
              GREGORY K. MARKS, ESQ.                                 HALE AND DORR LLP
         ESANU KATSKY KORINS & SIGER, LLP                             60 STATE STREET
                 605 THIRD AVENUE                               BOSTON, MASSACHUSETTS 02109
             NEW YORK, NEW YORK 10158                            TELEPHONE: (617) 526-6000
             TELEPHONE: (212) 953-6000                           TELECOPY: (617) 526-5000
             TELECOPY: (212) 953-6899

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
            TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM
         SECURITIES TO BE REGISTERED               AGGREGATE OFFERING PRICE(1)        AMOUNT OF REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share                    $69,000,000                          $18,216.00
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Calculated pursuant to Rule 457(a) based on the estimate of the proposed aggregate offering.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 1999

PROSPECTUS
----------------

                                     SHARES

                                     [LOGO]

                     TRANSACTION INFORMATION SYSTEMS, INC.

                                  COMMON STOCK

     This is an initial public offering of common stock by Transaction Information Systems, Inc. All of the shares of common stock are being sold by us. We anticipate that the initial public offering price will be between
$     and $     per share.

                               ------------------

     Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol TISW.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to Transaction Information Systems, before
  expenses..................................................   $           $

We have granted the underwriters an option for a period of 30 days to purchase
up to           additional shares of common stock to cover over-allotments.

                               ------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST                                             ROBERTSON STEPHENS

                  , 2000.

                [PICTURES AND CAPTIONS FOR INSIDE FRONT COVER.]

Inside Front Cover
- Top of page:  Our logo with the words "Global 1000 Clients" centered below it
- Center of page:  The names of key clients organized in linear columns, segmented by primary industries: Financial Services, Manufacturing, Media, Professional Services, Technology and Retail
- At bottom of page:  Our company tag line: "Proven E-Business Architects
                      Delivering Innovative E-Business Solutions for Global 1000 Companies"

GATEFOLD:

- Left side of gatefold page contains text reading: "FLITE lab, founded by TIS in 1997, provides an innovative approach for prototyping, developing and implementing e-business solutions. Examples include trading and 401(k) systems, knowledge management portals and market research extranets.

  At FLITE, we provide a comprehensive range of integrated services, which span from business strategy and development through training and support. Clients visit the lab to explore ways in which technology can help them meet their e-business needs. FLITE also provides the resources we need to build scaleable and reliable e-business solutions, including:

- PROCESS. FLITE's proprietary e-business methodology ensures efficient implementation of technology to meet our clients' business goals and strategies.

- HARDWARE AND SOFTWARE. FLITE provides a wide array of industry-standard and emerging technologies ranging from touch screen kiosks, biometrics equipment and powerful servers to latest-version databases, applications and networking software tools.

- QUALITY ASSURANCE. Application testing and debugging is done at our FLITE lab to ensure performance, resiliency and integrity.

- RESEARCH AND DEVELOPMENT. By working closely with our industry-leading FLITE members, FLITE engineers continually seek innovation through R&D efforts."

- To the right of the text, there are 3 photographs lined up vertically. The text next to the top photo is "Hardware" and "Software;" the middle photo is "FLITE Members;" the bottom photo is "Testing" and "Research and Development." To the right of the photos is the word "Resources," which is part of a graphic pointing to a vertical diagram on the right side of the page.

- Right side of gatefold page: A vertical diagram has our FLITE lab logo on top. Below it are the words "Clients' Needs," which have graphics behind it pointing to a vertical rectangle that contains the text, "E-Business Methodology." Below are individual rectangles stacked to show the services our FLITE lab provides to our clients, "Business Strategy," "Project Management," "Interactive Studios," "Development," "Testing," "Infrastructure," "Implementation," "Training," "Support," and "Software Assets." An arrow leading outside the vertical rectangle leads to the conclusion, "The combination of our methodology, FLITE lab resources and skilled technology professionals enables us to develop and implement e-business solutions that meet our clients' needs.

  To the right of the diagram is the text "Supply Chain," which is part of a graphic of an arrow pointing to the list of FLITE services. There is a photograph next to that text, which is captioned "Recruiting Engine."

Text on the far right side of the page, next to the "Recruiting Engine" photo reads, "At TIS, we have provided our clients with technology professionals since 1992. As a result, we have developed a recruiting engine that helps us identify and recruit the talented candidates we need. It contains:

over 85 in-house recruiters; a time-proven process; and a proprietary recruitment system that includes an extensive database."

- Bottom of page: Spread across the bottom of the gatefold is the text "Traveling Through Time With TIS." On top of the text is a time line, delineating the years " '92-2000." There is text on top of each year, describing milestones we have achieved, as follows:

  '92 -- "Opened New York headquarters," '93 -- "Entered Transactional Development Market," '94 -- "Launched our Packaged Software Implementation Business," '95 -- "Opened New Jersey Office, First Collaborative Technology Project, Inc. 500 #103," '96 -- "Opened Boston Office, Inc. 500 #103,"
  '97 -- "Opened Dallas, Philadelphia Offices, FLITE Lab Opening (NY), NetIntegrator Launched, Inc. 500 #55," '98 -- "Goldman Sachs Invests $50M, Opened Charlotte, San Francisco Offices, Inc. 500 #408," '99 -- "Opened Los Angeles, Washington, D.C., San Diego Offices, NetCollaboration Launched, Inc. 500 #471, Inc. Hall of Fame," 2000 -- "FLITE On-Site Launch, FLITE Lab Opening (San Francisco)."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    7
Cautionary Note Regarding Forward-Looking Statements and
  Market Data...............................................   17
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   30
Management..................................................   42
Certain Transactions........................................   49
Principal Stockholders......................................   51
Description of Capital Stock................................   53
Shares Eligible for Future Sale.............................   55
Underwriting................................................   57
Legal Matters...............................................   59
Experts.....................................................   59
Where You Can Find More Information.........................   59
Index to Consolidated Financial Statements..................  F-1

                         ------------------------------

     FLITE is our registered trademark, and TIS, FLITE On-Site, NetCollaboration, NetIntegrator and NetPublisher are our trademarks. This prospectus also contains trademarks and trade names of other companies which are the property of their respective owners.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that is important to you. You should read the entire prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

                     TRANSACTION INFORMATION SYSTEMS, INC.

     Transaction Information Systems is a leading provider of e-business solutions services. We provide a comprehensive range of services to our Global 1000 clients that focuses on the strategy, design, development and deployment of highly transactional e-business solutions. Through our original focus on the financial services industry, we have developed the critical expertise that enables us to create sophisticated e-business solutions. These solutions help our clients improve enterprise-wide communication and facilitate electronic commerce. We have leveraged this expertise into a growing number of industries, such as manufacturing, professional services, retail, media and high technology. We also provide information technology specialists to our clients on a project-by-project or long-term basis. This information technology consulting business complements our e-business solutions services by providing a recruitment process that enables us to identify and hire experienced e-business professionals.

     The dramatic growth of the Internet and the resulting sophisticated e-business solutions that companies require have fostered the need for independent service providers to design, develop and maintain their intranets, extranets, web sites and e-business applications. As a result, hiring and retaining information technology professionals is becoming increasingly difficult. According to International Data Corporation, the demand for outsourced e-business services is projected to increase on a worldwide basis from $7.8 billion in 1998 to $78.6 billion in 2003.

     We focus on architecting reliable and scaleable end-to-end solutions for our clients. These services include e-business strategy, solutions architectures and development, creative design and interactive marketing software, implementation, testing and training. We have also developed certain proprietary Internet software tools that we incorporate into our e-business solutions to enhance the services we offer to our clients.

     Through FLITE lab, our innovative development center, our clients participate interactively in the process of creating mission-critical e-business solutions. This development center has attracted more than 15 leading technology vendors to our FLITE alliance program. The leading-edge technologies of these companies combined with our technology skills enable us to more effectively produce innovative e-business solutions. We also plan to leverage our approach to delivering advanced e-business solutions by packaging the FLITE lab concept for use by our clients at their own sites. This program is called FLITE On-Site.

     Since our inception in 1992, we have developed long-term relationships with such companies as Chase Manhattan Bank, Citigroup, Dow Jones, Merrill Lynch, NECX and Prudential Insurance. From 1994 through 1998, our revenues increased from $11.5 million to $84.7 million and our net income increased from $598,000 to $2.7 million. During this period, our client base increased from 63 to 240. We currently serve clients through 11 offices that are strategically located throughout the United States.

                             CORPORATE INFORMATION

     Our principal executive office is located at 115 Broadway, New York, New York 10006, and our telephone number is (212) 962-1550. Our Internet web site is located at www.tisny.com. NEITHER THE INFORMATION CONTAINED IN OUR WEB SITE NOR THE INFORMATION CONTAINED IN ANY INTERNET WEB SITE LINKED TO OUR WEB SITE IS A PART OF THIS PROSPECTUS.

                                  THE OFFERING

Common stock offered by Transaction Information Systems....         shares
Common stock to be outstanding after this offering.........         shares
Use of proceeds............................................  Repayment of debt, research and development expenses, marketing expenses,
                                                             general corporate purposes, including
                                                             working capital and possible acquisitions.
                                                             See "Use of Proceeds."
Proposed Nasdaq National Market symbol.....................  TISW

     The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding as of September 30, 1999. It excludes 2,395,550 shares subject to outstanding options under our stock plans at a weighted average exercise price of $5.86 per share and 504,450 additional shares available for issuance under those plans.
                         ------------------------------

     Unless otherwise indicated, all information in this prospectus

     - gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering; and

     - assumes that the underwriters will not exercise their option to purchase additional shares in this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize the financial data for our business. The pro forma as adjusted column in the balance sheet data reflects the sale by us of shares of common stock offered by us, at an assumed initial public
offering price of $     per share, and the application of the net proceeds
therefrom, after deducting underwriting discounts and commissions and offering expenses payable by us.

                                                                                        NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                            -------------------------------------------------------   ---------------------
                               1994          1995        1996      1997      1998        1998        1999
                            -----------   -----------   -------   -------   -------   -----------   -------
                            (UNAUDITED)   (UNAUDITED)                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue...................    $11,510       $17,294     $33,350   $55,264   $84,731     $60,790     $76,579
Gross profit..............      4,687         5,727      11,670    19,600    30,888      22,697      27,907
Income from operations....        715           513       2,963     4,031     4,680       3,721       2,689
Net income................    $   598       $   458     $ 2,676   $ 3,591   $ 2,687     $ 2,116     $ 1,177
                              =======       =======     =======   =======   =======     =======     =======
Basic net income per
  share...................    $  0.03       $  0.02     $  0.13   $  0.18   $  0.15     $  0.11     $  0.08
                              =======       =======     =======   =======   =======     =======     =======
Diluted net income per
  share...................    $  0.03       $  0.02     $  0.13   $  0.18   $  0.13     $  0.10     $  0.05
                              =======       =======     =======   =======   =======     =======     =======
Weighted average shares of
  common stock
  outstanding.............     20,000        20,000      20,000    20,000    18,057      19,411      14,140
Weighted average shares of
  common stock and common
  stock equivalents.......     20,000        20,000      20,000    20,000    20,457      20,274      22,072

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 4,175      $
Working capital.............................................    6,025
Total assets................................................   33,042
Short-term debt.............................................   11,433
Long-term debt, less current portion........................      571
Stockholders' equity........................................    8,934

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected, the market price of our common stock could decline, and you could lose all or part of your investment.

           RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY IN E-BUSINESS SOLUTIONS SERVICES, AND IT MAY BE DIFFICULT FOR YOU TO ASSESS OUR PROSPECTS FOR SUCCESS.

     Although we were founded in December 1992, until 1996 our principal business was information technology consulting, from which we derived 58% of our revenue in 1998 and 55% of our revenue for the nine months ended September 30, 1999. We did not generate a significant portion of our revenue from the design and development of e-business solutions services until 1996. We use technologies and sell services that are themselves part of a relatively new industry known as the e-business services market. Accordingly, we cannot predict future results of operations as a provider of e-business solutions services, and we cannot assure you that we have accurately identified all the risks that relate to this business.

OUR FAILURE TO IDENTIFY AND ENGAGE QUALIFIED INFORMATION TECHNOLOGY PROFESSIONALS WILL ADVERSELY AFFECT OUR BUSINESS.

     Both our e-business solutions services business and our information technology consulting business are dependent upon our identifying, hiring and retaining qualified information technology professionals. If we fail to identify a sufficient number of qualified professionals, our business will be materially and adversely affected. We may have difficulty in meeting our staffing requirements and in identifying and placing professionals for a number of reasons, including the following:

     - information technology professionals are in high demand worldwide, and the demand for such professionals is increasing;

     - turnover in our industry is very high compared with other industries; and

     - the information technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions, which may increase the difficulty in identifying, hiring and retaining qualified professionals.

     Because of the specialized nature of the placement market for information technology professionals, we are highly dependent upon our ability to identify and place professionals possessing the technical skills and experience required by employers. If we fail to do so, our information technology consulting business will be adversely affected.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM CLIENTS IN THE FINANCIAL SERVICES INDUSTRY, OUR OPERATING RESULTS MAY SUFFER FROM A DOWNTURN IN BUSINESS AFFECTING THIS MARKET.

     Clients in the financial services industry accounted for approximately 96% of our revenue in 1997, 87% of our revenue in 1998 and 78% of our revenue in the nine months ended September 30, 1999 and continue to represent our greatest concentration of clients. Our business may suffer from any economic or other trends that have the effect of reducing business or profits in the financial services industry.

OUR OPERATING RESULTS IN FUTURE PERIODS MAY VARY FROM QUARTER TO QUARTER, AND, AS A RESULT, WE MAY FAIL TO MEET THE EXPECTATIONS OF OUR INVESTORS AND ANALYSTS, WHICH MAY CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

     Our revenue and operating results have fluctuated significantly in the past, and we expect that they will continue to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

     - the demand for our services;

     - our ability to attract and retain clients;

     - the timing and significance of new services and products introduced by us and our competitors;

     - the level of services provided and prices charged by us and our competitors;

     - unexpected changes in operating expenses;

     - changes in our mix of services offered, including the relative contribution of e-business solutions services and information technology consulting to our revenue and gross profit; and

     - general economic factors.

     A substantial portion of our operating expenses is related to personnel costs, marketing programs and overhead which cannot be adjusted quickly and, therefore, is relatively fixed in the short term. Our operating expense levels are based, in significant part, on our expectations of future revenues on a quarterly basis.

     Due to all of these factors and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. Furthermore, if our results of operations fall below the expectations of public market analysts or investors, the market price of our common stock is likely to decline.

OUR REVENUE COULD BE MATERIALLY AND ADVERSELY AFFECTED IF WE LOSE A MAJOR CLIENT OR SIGNIFICANT PROJECT.

     We derive a significant portion of our revenue from a relatively few major clients. Our five largest clients accounted for 26.0% of our revenue in 1996, 38.3% of our revenue in 1997, 35.2% of our revenue in 1998 and 25.4% of our revenue for the nine months ended September 30, 1999. Because our contracts are generally short term, the five largest clients varied from period to period. If we lose a major client or large project, our results of operations could be materially and adversely affected.

WE WILL INCUR ADDITIONAL EXPENSES AS WE CONTINUE THE DEVELOPMENT OF OUR E-BUSINESS INFRASTRUCTURE.

     We intend to continue to develop new services and product lines to address our clients' diverse needs. As a result, we will need to increase our research and product development, sales and marketing, client support and administrative functions to support anticipated increased levels of operations from these new services and products. We may not be successful in creating this infrastructure, and we may not realize any increase in the level of our revenue and operations to offset the additional expenses that we incur. As a result, our past results and rates of growth may not be meaningful, and any assessment of our prospects based on our historical operations may prove inaccurate.

FAILURE TO MANAGE OUR GROWTH MAY ADVERSELY AFFECT OUR BUSINESS.

     We have grown rapidly and expect to continue our growth, both by hiring new employees and by opening new offices, including a FLITE lab in San Francisco early next year. When we expand an existing office or open a new office, we incur incremental capital and operating expenses. There is always a delay before a new office reaches full productivity. During this period expenses will exceed revenues generated by the new office for at least several months, resulting in initial losses. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems. The number of our employees has grown from 143 as of January 1, 1997 to 621 as of September 30, 1999. We do not believe this historical growth rate in the number of employees is sustainable for the long term.

     Our personnel, systems, procedures and controls may be inadequate to support our future growth. In order to accommodate the increased business that we anticipate, we will need to hire, train and retain the appropriate personnel to manage our operations.

FAILURE TO SUCCESSFULLY MANAGE OUR EXPANSION STRATEGY MAY ADVERSELY AFFECT OUR BUSINESS.

     We may fail to successfully implement our expansion strategy because of a number of factors, including our failure:

     - to identify new markets for expansion;

     - to establish new offices in locations required by our clients and prospective clients;

     - to meet growth and profitability objectives within expected time frames, if at all;

     - to improve our financial and management controls, reporting systems and operating systems; and

     - to implement our proposed FLITE On-Site program.

WE PLAN TO DEVOTE SIGNIFICANT RESOURCES TO THE DEVELOPMENT AND MARKETING OF OUR PROPOSED FLITE ON-SITE PROGRAM, AND OUR EFFORTS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our proposed FLITE On-Site program is designed to enable clients to use the techniques and methodologies of our FLITE lab at their own facilities. We cannot assure you that this program can be developed or marketed successfully. Initially, we will devote significant resources to develop and market the program. We may suffer a downturn in our business from these efforts in the event that:

     - we are unable to develop a program which meets our clients' needs to develop e-business solutions in-house;

     - our marketing efforts are not successful and our clients do not accept FLITE On-Site;

     - we devote resources to the FLITE On-Site program at the expense of our e-business solutions services business; or

     - our clients accept FLITE On-Site, but significantly reduce their use of our e-business solutions services, thus reducing both our revenue and income.

WE WILL NEED TO EXPAND OUR SALES AND DISTRIBUTION CAPABILITIES IN ORDER TO INCREASE MARKET AWARENESS OF OUR NAME AND INCREASE OUR REVENUES.

     We will need to expand our marketing efforts both to increase awareness in the business community of our name and to generate increased revenues. Our services require a sophisticated sales effort targeted at the senior management of prospective clients, and new employees require extensive training, in terms of both time and resources, before they become productive. We may not be able to hire enough qualified individuals in the future and our new employees may not achieve necessary productivity levels.

BECAUSE MOST OF OUR ENGAGEMENTS ARE NOT LONG TERM IN DURATION AND CAN BE TERMINATED WITH MINIMAL NOTICE, OUR OPERATING RESULTS COULD SUFFER IF CONTRACTS ARE TERMINATED OR IF WE DO NOT GENERATE NEW BUSINESS.

     Our clients generally retain us for specific projects, which typically require our services for a period of a few months. In addition, our clients generally have the right to reduce the scope of our engagement or terminate the contract without penalty on little or no advance notice. We project our staffing requirements based upon existing and anticipated contracts. If the scope of contracts is reduced, contracts are terminated or new engagements are not obtained, our results of operations could be materially and adversely affected. Consequently, you should not predict or anticipate our future revenue based on our existing client base or recent operating results.

OUR FAILURE TO MEET OUR CLIENT EXPECTATIONS COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY.

     Our client engagements involve the creation, implementation and maintenance of e-business systems and other applications that are often critical to our clients' businesses. Any defects or errors in these systems or failure to meet clients' expectations could result in:

     - delayed or lost revenues;

     - increased costs in correcting any problems or errors;

     - negative publicity regarding us and the quality of our services;

     - claims for substantial damages against us, regardless of our responsibility for such failure, which claims may exceed our insurance coverage; and

     - our inability to attract or retain clients.

OUR BUSINESS IS DEPENDENT UPON MARKET ACCEPTANCE OF E-BUSINESS BY BOTH BUSINESSES AND THEIR CLIENTS.

     The market for information technology consulting and particularly e-business solutions services is relatively new and is evolving rapidly. The demand for and market acceptance of these services is uncertain. The market for our services is and will continue to be dependent upon a number of factors, including the following:

     - the growth of business interest in Internet technology for both intra-organizational communications and communications with clients and customers;

     - the growth in consumer access to and acceptance of the Internet to conduct business transactions;

     - the development of technologies that facilitate two-way communication between businesses and their targeted audiences;

     - the development of security protection to reduce the risk of unauthorized access to confidential business or personal information; and

     - the ability of businesses and their customers to obtain access to reliable and user-friendly Internet service at a reasonable cost.

     Industry analysts and others have made many predictions concerning the growth of the Internet as a business medium. The growth of the Internet as a business medium may not develop as expected. As a result, the market for our services may not develop as we expect, we may not be engaged to perform Internet-based e-business services, and computer users in business or at home may not use the Internet or other interactive media for commerce and communication to the extent predicted.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE DO NOT KEEP UP WITH THE INTERNET'S RAPID TECHNOLOGICAL CHANGE, EVOLVING INDUSTRY STANDARDS AND CHANGING CLIENT REQUIREMENTS.

     Existing and future competitors may develop or offer Internet services that provide significant technological, creative, performance, price or other advantages over the services we offer. Our future success will depend, in part, on our ability to meet these challenges in a timely and cost-effective manner. Among the most important challenges facing us are the need to:

     - develop or obtain rights to use leading technologies as they become available;

     - continue to develop our strategic and technical expertise;

     - influence and respond to emerging industry standards and other technological changes;

     - enhance our current services;

     - develop new services that meet changing client needs; and

     - implement an effective marketing program for our services.

     We cannot assure you that we will succeed in effectively meeting these challenges, and our failure to do so could materially and adversely affect our business.

THE ABILITY OF COMPETITORS TO SUCCEED IN THE INTERNET SERVICES MARKET AND TO LEVERAGE THEIR RELATED BUSINESSES COULD IMPAIR OUR ABILITY TO COMPETE SUCCESSFULLY.

     Although the market for Internet professional services is relatively new, a number of major hardware, software and consulting companies have the managerial resources, qualified professionals and financial ability to dominate the market. These competitors include major companies, such as:

     - Internet service firms and interactive architects: including iXL, Proxicom, Scient, Viant and USWeb/CKS;

     - System integrators: including IBM, Andersen Consulting, Cambridge Technology Partners, Cap Gemini, EDS, Ernst & Young and Sapient; and

     - Advertising and interactive agencies: including Ogilvy & Mather, Grey Advertising, Bates, McCann-Erickson and DDB Needham, AGENCY.COM, Modem Media . Poppe Tyson, Organic Online and Razorfish.

     Most of these competitors are significantly larger and have greater resources and name recognition than we, and they may be in a better position to address new technology developments, which could have a material and adverse effect upon our business. We cannot assure you that we will be able to compete successfully with existing or new competitors in the market for e-business solutions services or information technology consulting, or that competition in either market will not have a material adverse effect on our operating results and financial condition.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY INTENSE COMPETITION FOR BOTH CLIENTS AND INFORMATION TECHNOLOGY PROFESSIONALS.

     The placement industry, particularly firms focused on the placement of information technology professionals, is extremely competitive and there are few, if any, barriers to entry. We compete with national, regional and local placement firms for access to both hiring employers and candidates. As we attempt to expand into new geographic markets, we expect to compete with additional firms. Many of these national and regional firms have greater financial, technical and marketing resources than we have. We expect increased competition from placement, staffing and consulting firms that are adopting the Internet to solicit both employers and job candidates as well as to post job openings and candidate profiles. Currently, hundreds of web sites offer these services and more can be expected to emerge.

THERE ARE RELATIVELY LOW BARRIERS TO ENTRY INTO THE E-BUSINESS SOLUTIONS SERVICES MARKET, WHICH MAY ALSO AFFECT OUR ABILITY TO COMPETE SUCCESSFULLY.

     There are relatively low barriers to entry into the Internet services market. New companies can and do offer e-business solutions services and information technology consulting services with little difficulty. These companies may compete with us for business and may be able to respond to new technical developments faster than we could. As a result, we may lose business to any of the numerous and growing number of small and medium size companies which offer services comparable to ours on terms which may be more favorable to the end user.

THE LOSS OR IMPAIRMENT OF OUR INTELLECTUAL PROPERTY RIGHTS WOULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our future success will depend on our ability to develop proprietary e-business solutions and operate without infringing on the proprietary rights of others. We have only limited legal protection for our proprietary software and other proprietary information, principally our non-disclosure agreements with our employees and consultants. Third parties, including former employees, may attempt to disclose, obtain or use our solutions or technologies or may develop comparable technology independently. In developing new software or e-business solutions, we may infringe upon the proprietary rights of others. Even if we ultimately prevail against any claim of infringement, we may incur significant expenses in defending any action.

WE DEPEND ON OUR KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS.

     We believe that our success will depend on the continued employment of our senior management team, particularly Mr. Jeffrey Najarian, our Chairman and Chief Executive Officer, and Mr. Robert Gold, our President. Neither Mr. Najarian nor Mr. Gold has an employment agreement with us. If one or more members of our senior management were unable or unwilling to continue in their present positions, we would have difficulty replacing them, and our business could suffer. Furthermore, clients or other companies seeking to develop in-house e-business capabilities may hire some of our key employees, which may result in a loss of business from the client.

WE MAY NEED ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS, WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

     We may need additional financing within the next year if:

     - our cash flow is not sufficient to fund our continuing operations and growth;

     - we increase our proposed rate of expansion;

     - we require funds to develop or acquire new technology; or

     - we acquire other businesses, products or technologies.

     If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership will be reduced. In addition, these transactions may dilute the value of the common stock outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs which could have a material adverse effect on our results of operations and financial condition.

WE MAY FACE LIABILITY CLAIMS FROM EMPLOYERS AND PLACEMENT CANDIDATES.

     Our business may expose us to liability with respect to the placement of candidates with employers. An employer could assert a claim against us for referring a candidate who proves to be unsuitable for the position filled. A liability claim, even one without merit, could result in significant legal defense costs and expenditure of executive time, thereby increasing expenses, lowering earnings and possibly resulting in operating losses. Any failure in an employer's computer system which is the result of an act or omission by a candidate referred by us could result in a claim for substantial damages against us regardless of the merit of the claim. We generally do not conduct candidate reference checks unless requested by a particular employer. In addition, a candidate could assert an action against us for failure to maintain the confidentiality of his or her employment search, or for discrimination or other violations of employment laws by us or an employer with whom the candidate was placed. Our professional liability insurance may not provide adequate coverage for any claim or continue to be available on acceptable costs and terms.

FUTURE ACQUISITIONS OR INVESTMENTS COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We anticipate that from time to time we will consider the acquisition of complementary businesses or technologies. The success of any acquisition will depend upon, among other things, our ability to:

     - identify and evaluate the proposed acquisition of businesses or technologies;

     - complete the acquisition on reasonable terms;

     - obtain any necessary financing;

     - effectively integrate the acquired personnel, operations or technologies;

     - retain and motivate key personnel; and

     - retain clients of acquired firms.

     Our failure to do any of the above could result in the disruption of our ongoing business, a distraction of our management and employees, an increase in our expenses, the assumption of additional debt and the issuance of equity that could be dilutive to existing stockholders, all of which could materially and adversely affect the results of our operations.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

     Year 2000 issues could materially and adversely affect our business and our clients' businesses. Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to determine whether the first two digits of a year are 19 or 20. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such Year 2000 requirements. Any failure on the part of our principal internal systems or the systems that we create for our clients or systems of third parties who provide utilities and other services to us could seriously harm our business, financial condition and operating results. For a more detailed description of our Year 2000 assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

                         RISKS RELATED TO OUR INDUSTRY

WE ARE DEPENDENT ON THE CONTINUED GROWTH AND DEVELOPMENT OF THE INTERNET AND ITS INFRASTRUCTURE.

     Our future success will depend on the continued growth of the use of the Internet. We cannot assure you that this growth will continue or that a sufficient number of businesses will use the Internet and related technologies as part of their business. If businesses do not use the Internet as a vehicle for communicating both internally and to clients and prospects, our business could be adversely affected. Internet usage may be inhibited for a number of reasons, including concerns as to the adequacy of Internet security, an inconsistent quality of services from Internet service providers and difficulties in obtaining cost-effective, high-speed service.

OUR FUTURE SUCCESS WILL DEPEND ON THE CONTINUED DEVELOPMENT OF A MARKET FOR E-BUSINESS SOLUTIONS SERVICES.

     We cannot be certain that a viable market for e-business solutions services will continue to develop. If a viable and sustainable market for our e-business solutions services does not develop, we will fail to achieve a significant component of our strategy for growth. Even if a market for e-business solutions services develops, we may not be able to differentiate our services from those of our competitors. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins could decline.

BREACHES OF SECURITY ON THE INTERNET MAY ADVERSELY AFFECT OUR BUSINESS BY SLOWING THE GROWTH OF E-BUSINESS.

     The need to transmit confidential information, such as credit card and other personal information, securely over the Internet has been a significant barrier to e-business. Any well-publicized compromise of security could deter more people from using the Internet or from using information technology to conduct transactions that involve transmitting confidential information over the Internet. Furthermore, decreased traffic and e-business sales as a result of general security concerns could cause companies to reduce their spending on Internet-based solutions.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. Information technology may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad.

                      RISKS ASSOCIATED WITH THIS OFFERING

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.

     Except for the payment of debt, research and development and marketing for our FLITE On-Site program, we have no specific plans to allocate the use of the net proceeds of this offering, and we have not committed these proceeds to any particular purpose. Therefore, our management will have significant flexibility in applying the net proceeds of this offering and may use the proceeds in ways with which our stockholders disagree. We may not be able to invest these funds effectively.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, the market price of our common stock will likely fall. A depressed stock price may make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this
offering, we will have outstanding          shares of common stock. Of these
shares, the shares being offered in this offering will be freely tradable.

FUTURE ISSUANCE OF PREFERRED STOCK MAY DILUTE THE RIGHTS OF OUR COMMON STOCKHOLDERS.

     Our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock and to determine the rights, privileges, preferences and other terms of such shares. The board of directors may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS.

     Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that you as a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

     - a prohibition on cumulative voting in the election of directors, which could otherwise allow less than a majority of stockholders to elect one or more directors;

     - a requirement for super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

     - a limitation on who may call special meetings of stockholders;

     - a prohibition on stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders; and

     - advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     Any of these provisions, if used by our management to delay or deter a takeover attempt, may impact our stock price.

     In addition, Section 203 of the Delaware General Corporation Law Statute may discourage, delay or prevent a change in control of our company. For more information see "Management" and "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provision."

WE EXPECT THE PRICE OF OUR COMMON STOCK WILL BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price could fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our results of operations and financial condition.

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS WILL HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS.

     Our executive officers and directors and certain entities affiliated with
them will beneficially own approximately      % of our common stock following
this offering. In particular, entities affiliated with Goldman, Sachs & Co. will
own approximately      % of our outstanding common stock. These stockholders
acting together will have the ability to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination.

YOU WILL SUFFER SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK YOU PURCHASE.

     The initial public offering price will be substantially higher than the book value per share of our common stock. Based on an assumed initial public offering price of $ per share, if you purchase shares of common stock in this offering you will suffer immediate and substantial dilution of $ per share. See "Dilution."

      CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

     Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

     This prospectus contains market data related to our business and the information technology consulting and Internet services industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

     The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of the shares of common
stock offered by us are estimated to be $          million, after deducting the
underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we
estimate that the net proceeds will be                million.

     We intend to use the proceeds to pay our line of credit, which was $7.9 million at September 30, 1999 and to pay $3.0 million of notes payable to our founding stockholders. A portion of the net proceeds will be used initially for research and development expenditures and subsequently for marketing for our FLITE On-Site program. As of the date of this prospectus, except for the payment of debt, research and development and marketing for our FLITE On-Site program and general corporate purposes, including working capital, we have no specific plans to allocate the use of the net proceeds of this offering, and we have not committed these proceeds to any other particular purpose. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. We may use a portion of the proceeds to acquire other businesses, products or technologies, although we are not currently a party to any contracts, letters of intent, commitments or agreements and are not currently engaged in active negotiations with respect to any acquisitions. Our management will have broad discretion over the use and investment of the net proceeds of this offering. Pending use of the net proceeds, we intend to invest these proceeds in short-term, investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

     To date, we have neither declared nor paid any cash dividends on shares of our common stock. We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth:

     - our actual capitalization as of September 30, 1999; and

     - our pro forma capitalization as adjusted to give effect to the conversion of our outstanding series A convertible preferred stock, which will automatically occur on consummation of this offering, and as to give
       effect to the sale of the          shares offered hereby and the
       application of a portion of the proceeds of this offering to pay debt.

     This table should be read in conjunction with our Consolidated Financial Statements and the related notes which appear elsewhere in this prospectus.

                                                                AS OF SEPTEMBER 30, 1999
                                                                -------------------------
                                                                              PRO FORMA
                                                                 ACTUAL      AS ADJUSTED
                                                                 ------      -----------
                                                                     (IN THOUSANDS)
Short-term debt:
Line of credit..............................................    $  7,852       $
  Notes payable -- stockholders.............................       3,000
  Current portion of long-term capital lease obligations....         581
                                                                --------       --------
          Total short-term debt.............................    $ 11,433       $
                                                                ========       ========
Long-term debt, less current portion........................    $    571       $
                                                                --------       --------
Stockholders' equity:
  Preferred stock, $0.01 par value; 10,000,000 shares
     authorized of which 8,000,000 shares are designated as
     series A convertible preferred stock; 6,549,788 shares
     issued and outstanding as of September 30, 1999, none
     issued or outstanding pro forma as adjusted............      49,161
  Common stock, $0.01 par value; 75,000,000 shares
     authorized; 20,100,000 shares issued and 14,139,692
     shares outstanding as of September 30, 1999,
                 shares issued and             shares
     outstanding pro forma as adjusted......................         201
     Additional paid-in capital.............................         526
  Retained earnings.........................................       3,457
     Treasury stock, at cost: 5,960,308 shares..............     (44,411)
                                                                --------       --------
          Total stockholders' equity........................       8,934
                                                                --------       --------
          Total capitalization..............................    $  9,505       $
                                                                ========       ========

Common stock outstanding after this offering excludes 2,395,550 shares issuable upon exercise of currently outstanding stock options at a weighted average exercise price of $5.86 per share.

                                    DILUTION

     The pro forma net tangible book value of our common stock as of September
30, 1999 was $       , or $     per share. Pro forma net tangible book value per
share before the offering is determined by dividing pro forma net tangible book value (our total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of September 30, 1999. After giving effect to the sale of common stock pursuant to this offering at an assumed
initial public offering price of $     per share, and after deducting the
underwriting discounts and commissions and estimated expenses payable by us, the adjusted pro forma net tangible book value as of September 30, 1999 would have
been $     , or $     per share.

     This offering will result in an increase in pro forma net tangible book
value per share of $          to existing stockholders and dilution in pro forma
net tangible book value of per share of $          to new investors who purchase
shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of
  September 30, 1999........................................  $
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       ----
Pro forma dilution per share to new investors...............           $
                                                                       ====

     The following table summarizes, on a pro forma net basis as of September 30, 1999, the difference between the total consideration paid and the average price per share paid by existing stockholders and by new investors with respect to the number of shares of common stock purchased from us:

                                     SHARES             TOTAL CONSIDERATION       AVERAGE
                              ---------------------    ----------------------      PRICE
                                NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                              ----------    -------    -----------    -------    ---------
Existing stockholders.......  21,510,518          %    $49,887,141          %      $3.48
New investors...............
                              ----------     -----     -----------    ------
          Total.............                 100.0%    $              $100.0%
                              ==========     =====     ===========    ======

The consideration paid by the existing stockholders does not reflect the $44.4 million paid by us to our founding stockholders to purchase a portion of their stock in September 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data set forth below as of December 31, 1997 and 1998 and September 30, 1999 and for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 is derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent public accountants, and are included elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 1994 and 1995 is derived from unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the nine months ended September 30, 1998 is derived from unaudited consolidated financial statements which are included elsewhere in this prospectus and which include, in our opinion, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of our consolidated results of operations for that period. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999 or any future period. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                                  NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                      -------------------------------------------------------   ---------------------
                                         1994          1995        1996      1997      1998        1998        1999
                                      -----------   -----------   -------   -------   -------   -----------   -------
Revenue.............................    $11,510       $17,294     $33,350   $55,264   $84,731     $60,790     $76,579
Cost of revenue.....................      6,823        11,567      21,680    35,664    53,843      38,093      48,672
                                        -------       -------     -------   -------   -------     -------     -------
Gross profit........................      4,687         5,727      11,670    19,600    30,888      22,697      27,907
                                        -------       -------     -------   -------   -------     -------     -------
Operating expenses:
    Sales and marketing.............      2,973         3,509       4,397     8,673    13,718       9,779      14,070
    General and administrative......        999         1,705       3,761     5,800    11,116       8,196      10,007
    Research and development........          0             0         549     1,096     1,374       1,001       1,141
                                        -------       -------     -------   -------   -------     -------     -------
         Total operating expenses...      3,972         5,214       8,707    15,569    26,208      18,976      25,218
                                        -------       -------     -------   -------   -------     -------     -------
Income from operations..............        715           513       2,963     4,031     4,680       3,721       2,689
Interest expense, net...............          8            30         (73)     (218)     (253)       (189)       (263)
Loss from equity investment.........         --            --          --        --        --          --        (192)
                                        -------       -------     -------   -------   -------     -------     -------
Income before income taxes..........        723           543       2,890     3,813     4,427       3,532       2,234
Provision for income taxes..........        125            85         214       222     1,740       1,416       1,057
                                        -------       -------     -------   -------   -------     -------     -------
Net income..........................    $   598       $   458     $ 2,676   $ 3,591   $ 2,687     $ 2,116     $ 1,177
                                        =======       =======     =======   =======   =======     =======     =======
Basic net income per share..........    $  0.03       $  0.02     $  0.13   $  0.18   $  0.15     $  0.11     $  0.08
                                        =======       =======     =======   =======   =======     =======     =======
Diluted net income per share........    $  0.03       $  0.02     $  0.13   $  0.18   $  0.13     $  0.10     $  0.05
                                        =======       =======     =======   =======   =======     =======     =======
Weighted average shares of
  common stock......................     20,000        20,000      20,000    20,000    18,057      19,411      14,140
Weighted average shares of common
  stock and common stock
  equivalents.......................     20,000        20,000      20,000    20,000    20,457      20,274      22,072

CONSOLIDATED BALANCE SHEET DATA:

                                                      DECEMBER 31,
                               -----------------------------------------------------------    SEPTEMBER 30,
                                  1994           1995         1996       1997       1998          1999
                               -----------    -----------    -------    -------    -------    -------------
Cash and cash equivalents....    $  206         $  199       $   774    $   665    $ 2,432       $ 4,175
Working capital..............     1,101          1,717         2,699      4,105     10,185         6,025
Total assets.................     3,705          4,126        10,658     14,910     25,951        33,042
Short-term debt..............       521            200         3,210      3,192      3,371        11,433
Long-term debt...............        --             --            --        590      4,003           571
Stockholders' equity.........     1,149          1,822         2,935      4,502      7,508         8,934

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with "Selected Consolidated Financial Data" and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ significantly from those anticipated by the forward-looking statements due to competitive factors and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide the strategy, design, development and support of advanced e-business solutions that improve communications and commerce on an enterprise-wide basis. We provide highly transactional, mission-critical and time-sensitive e-business solutions using leading-edge technologies. As an integral part of our solutions, we provide the services of information technology specialists to our clients on a project-by-project or long-term basis. We initially focused on the financial services industry, and we have recently diversified into other industries.

     Our e-business solutions services business is supported by our information technology consulting services. We have developed a recruiting process which enables us to identify information technology professionals. We engage these professionals both internally for our e-business solutions services business and we provide these professionals to clients for our information technology consulting business. Our revenue has increased for each period presented, from $33.4 million in 1996 to $55.3 million in 1997, $84.7 million in 1998 and $76.6 million for the nine months ended September 30, 1999.

     Investment by Institutional Investors. On September 4, 1998, we underwent a recapitalization pursuant to which we issued shares of series A convertible preferred stock to a group of institutional investors for $50.0 million and we purchased shares of common stock from our founding stockholders for $44.4 million, including $3.0 million of notes payable by us to the founding stockholders.

     Revenue. More than 90% of our revenue is derived from time and materials contracts, where the clients are charged for the time, materials and expenses incurred on a particular project. These contracts relate to both e-business solutions services and information technology consulting services. A small portion of our revenue from e-business solutions services is derived from fixed fee contracts. In addition, we derive a portion of our information technology consulting revenue from fees for the permanent placement of information technology and other technical professionals. Such fees represented approximately 5% of our total revenue in 1997, 1998 and the first nine months of 1999.

     We recognize revenue from our time and materials contracts as the services are provided. We recognize revenues from fixed-fee contracts using the percentage-of-completion method, based on the ratio of costs incurred to total estimated costs. Revenue excludes reimbursable expenses charged to clients.

     Our revenue from e-business solutions increased from 38% of total revenue in 1996 to 40% in 1997, 42% in 1998 and 45% in the nine months ended September 30, 1999, and our revenue from information technology consulting has declined from 62% in 1996 to 60% in 1997, 58% in 1998 and 55% in the nine months ended September 30, 1999.

     Our revenue has increased during each period presented. This increase in revenue reflects both general increases in billing rates, primarily for our e-business solutions services, and the employment of more specialized information technology professionals. In addition, our revenue has increased due to both an increase in e-business solution projects and from an increase in the scope and duration of these projects. The trend toward greater project length has enabled us to improve our utilization rate.

     Clients in the financial services industry accounted for approximately 96% of our revenue in 1997, 87% of our revenue in 1998 and 78% of our revenue in the nine months ended September 30, 1999. Although we have been expanding our services to other industries, our business may suffer from any economic or other trends which result in a decline in business or profits in the financial services industry.

     We derive a significant portion of our revenue from relatively few major clients. Our five largest clients accounted for 26.0% of our revenue in 1996, 38.3% of our revenue in 1997, 35.2% of our revenue in 1998 and 25.4% of our revenue for the nine months ended September 30, 1999. Our largest client in 1997, 1998 and the nine months ended September 30, 1999 was Chase Manhattan Bank, which accounted for 18.3% of our revenue in 1997, 12.6% in 1998 and 8.5% in the nine months ended September 30, 1999. The Chase Corporation, the parent of Chase Manhattan Bank, acquired Hambrecht & Quist, one of our managing underwriters, on December 8, 1999. No other client accounted for more than 10% of our revenue in 1996, 1997, 1998 or the nine months ended September 30, 1999, except for Citibank, N.A., which accounted for 11.7% of our revenue in 1998. Most of our contracts may be terminated by the client with little or no advance notice. If we lose a major client or large project or if a major project is terminated early, our revenue could be materially and adversely affected.

     Since our revenue is derived principally from the services of our professionals, the utilization of our technical professional staff has a direct effect upon our operating results. Our professional staff includes both employees and independent contractors. Most of the independent contractors provide information technology consulting services. In addition, a majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, the underutilization of our technical personnel may cause significant variations in our operating results in any particular quarter and could result in losses for the quarter. Factors which could cause such underutilization include any reduction in size, delay in commencement, interruption or termination of one or more major projects; the completion of one or more significant projects during a quarter; the miscalculation of resources required to complete a project; the timing and extent of training, weather-related shutdowns, vacations and holidays; and changes in the economic climate for one or more industries, including the financial services industry, that represents a significant portion of our revenue.

     Gross Profit. Our principal direct costs are our personnel-related expenses, including salaries, associated employee benefits and ongoing training for professionals directly assigned to client projects, as well as project administration and management, consulting fees and other non-reimbursed direct expenses incurred to complete projects. Our independent contractors generally receive a higher rate of pay than our employees, but we do not provide them with any benefits.

     Our cost of revenue is affected by the compensation we pay to our professional staff and the benefits we pay our employees. Because of the increasing demand for information technology specialists, the compensation which we pay our personnel has been increasing, and we expect this trend to continue.

     Operating and Other Expenses. Our operating costs consist of sales and marketing, general and administrative and research and development expenses.

     Sales and marketing expenses consist of salaries, sales commissions and related employee benefits of employees engaging in sales and marketing activities and operations. We anticipate that these expenses will increase significantly as we commence marketing our FLITE On-Site program.

     General and administrative expenses consist of compensation for selected executives, finance and administrative groups and associated employee benefits, facility costs, including depreciation and amortization, computer and office equipment operating leases, travel and other branch and corporate costs.

     Research and development expenses consist of compensation and employee benefits for employees associated with non-billable activities which develop the internal knowledge and expertise of our business. We expect that our research and development expenses will increase significantly, both in terms of dollars spent and as a percentage of revenue, in the future as a result of our anticipated development of our FLITE On-Site program. This program enables us to offer our clients the ability to establish in-house development facilities based on our FLITE model.

     We regularly review our fee structure, compensation and overhead costs in an effort to remain competitive within our industry as to both the fees we charge our clients and the compensation we provide our employees. As part of our project management, we review the progress of projects with our clients' technical personnel and senior management on a regular basis. Most of our projects can be terminated by the clients on short notice without penalty.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of revenue, our statements of operations information for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999:

                                          PERCENTAGE OF REVENUE      NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                         -----------------------    --------------------
                                         1996     1997     1998        1998        1999
                                         ----     ----     ----        ----        ----
                                                                    (UNAUDITED)
Revenue..............................    100.0%   100.0%   100.0%      100.0%      100.0%
Cost of revenue......................     65.0     64.5     63.5        62.7        63.6
                                         -----    -----    -----       -----       -----
Gross profit.........................     35.0     35.5     36.5        37.3        36.4
                                         -----    -----    -----       -----       -----
Operating expenses:
  Sales and marketing................     13.2     15.7     16.2        16.1        18.4
  General and administrative.........     11.3     10.5     13.1        13.5        13.1
  Research and development...........      1.6      2.0      1.6         1.6         1.4
                                         -----    -----    -----       -----       -----
     Total operating expenses........     26.1     28.2     30.9        31.2        32.9
                                         -----    -----    -----       -----       -----
Income from operations...............      8.9      7.3      5.6         6.1         3.5
Other income (expenses)..............     (0.2)    (0.4)    (0.4)       (0.3)       (0.6)
                                         -----    -----    -----       -----       -----
Income before income taxes...........      8.7      6.9      5.2         5.8         2.9
Provision for income taxes...........      0.7      0.4      2.0         2.3         1.4
                                         -----    -----    -----       -----       -----
Net income...........................      8.0%     6.5%     3.2%        3.5%        1.5%
                                         =====    =====    =====       =====       =====

  Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Revenue. Revenue increased by $15.8 million, or 26.0%, to $76.6 million for the nine months ended September 30, 1999 from $60.8 million for the nine months ended September 30, 1998. Revenue from both e-business solutions and information technology consulting increased from the 1998 period to the 1999 period. Our revenue from e-business solutions increased at a higher rate than the revenue from information technology consulting as a result of increased billing rates and more professionals performing services for a larger number of engagements.

     Gross Profit. Gross profit increased by $5.2 million, or 23.0%, to $27.9 million in the 1999 period from $22.7 million in the 1998 period. Gross margin decreased to 36.4% in the 1999 period from 37.3% in the 1998 period. The decrease resulted from higher professional costs in this period in the information technology consulting business, which we were not able to offset fully with increases in our billing rates for these services because of competition. In addition, our revenue from the permanent placement of technical personnel decreased as a percentage of information technology consulting revenue, which also had the effect of lowering our gross margin. Our gross margin for our e-business solutions services increased from the 1998 period to the 1999 period because we were able to increase our billing rates for our e-business solutions professionals, and we were able to utilize these professionals more efficiently as a result of larger contracts with a longer duration, which more than offset higher levels of compensation paid to our professionals. The increased gross margin from e-business solutions was not large enough to offset the reduced gross margin from our information technology consulting services.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $4.3 million, or 43.9%, to $14.1 million in the 1999 period from $9.8 million in the 1998 period. As a percentage of revenue, sales and marketing expenses were 18.4% in the 1999 period as compared to 16.1% in the 1998 period. The increase in sales and marketing expenses represents a significant increase in both our marketing and sales personnel as part of our expanded marketing efforts supporting our e-business solutions business. In addition, during 1998 and the first nine months of 1999, we opened six new offices, each of which includes two managers for information technology consulting services. Until these offices are established, the compensation for these sales managers represents a disproportionately high percentage of revenue generated from these offices.

     General and Administrative Expenses. General and administrative expenses increased by $1.8 million, or 22.1%, to $10.0 million in the 1999 period from $8.2 million in the 1998 period. General and administrative expenses were 13.1% of revenue in the 1999 period and 13.5% of revenue in the 1998 period. The largest component of this increase was compensation to our new chief financial officer and his assistant and a non-recurring charge of $349,000 from the forgiveness of a note issued by our chief financial officer in connection with his purchase of common stock in December 1998. We had no similar expenses in 1998, since both of these individuals were hired during the fourth quarter of 1998. In addition, the increase in our general and administrative expenses reflected increases in our bad debt expense, rent resulting from the opening of five new offices in 1998 and the first nine months of 1999, information technology support services and professional fees. General and administrative expenses for the 1998 period included $1.4 million in compensation expenses resulting from our purchase of employee stock options. Under the agreement with our preferred stockholders, dated September 4, 1998, we were required to purchase the options in order to preserve the preferred stockholders' proportionate share in our equity on a fully-diluted basis. Excluding the repurchase of stock options, general and administrative expenses constituted 11.5% of revenue for the 1998 period.

     Research and Development Expenses. Research and development expenses increased by $140,088, or 14.0%, to $1.1 million in the 1999 period from $1.0 million in the 1998 period. As a percentage of revenue, research and development expenses were 1.5% in the 1999 period as compared to 1.6% in the 1998 period. The increase resulted from increases in compensation to our research and development personnel.

     Other Income (Expenses). Interest expense increased by $73,582, or 38.9%, to $262,594 in the 1999 period from $189,012 in the 1998 period. Interest expense represented interest on our line of credit and the interest component of our capitalized lease obligations, net of interest income which was not significant in either period. During the 1999 period, we made an investment of $231,050 in a newly formed limited liability company engaged in the development of wireless data services. The $191,838 loss from the equity investment represents our share of the limited liability company's loss for the period.

     Income before Income Taxes. As a result of the factors described above, our income before income taxes decreased by $1.3 million, or 36.7%, to $2.2 million in the 1999 period from $3.5 million in the 1998 period.

     Income Taxes. Our income taxes were $1.1 million for the 1999 period, representing 47.3% of our income before income taxes. In the comparable period of 1998, our income taxes were $1.4 million. During 1999 and the last four months of 1998, we were taxed as a C corporation, and paid taxes at the corporate rate. The tax rate for the 1999 period, which is in excess of the statutory tax rate, results from travel and entertainment expenses, a portion of which are not deductible for tax purposes.

     Net Income. As a result of the foregoing, our net income decreased by $938,477, or 44.4%, to $1.2 million, or $0.08 per share (basic) and $0.05 per share (diluted), in the 1999 period from $2.1 million, or $0.11 per share (basic) and $0.10 per share (diluted), in the 1998 period.

  1998 Compared to 1997

     Revenue. Revenue increased by $29.5 million, or 53.3%, to $84.7 million for the year ended December 31, 1998 from $55.3 million for the year ended December 31, 1997. This increase in revenues was attributable to increased revenue from both information technology consulting and e-business solutions services. The increase in revenue from e-business solutions reflects increases in both billings rates and personnel, while the increase in revenue from information technology consulting resulted primarily from an increase in the number of professionals engaged by us.

     Gross Profit. Gross profit increased by $11.3 million, or 57.6%, to $30.9 million in 1998 from $19.6 million in 1997. This increase represents an increase in gross margin to 36.5% in 1998 from 35.5% in 1997. The increase in gross margin resulted primarily from an increase in engagements for e-business solutions services, higher billing rates for our e-business solutions professionals and more efficient utilization of these professionals.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $5.0 million, or 58.2%, to $13.7 million in 1998 from $8.7 million in 1997. As a percentage of revenue, sales and marketing expenses were 16.2% in 1998 and 15.7% in 1997. The increase in sales and marketing expenses resulted from a significant increase in the number of marketing and sales personnel as part of our expanded marketing efforts directed at our e-business solutions business. In addition, during 1997 and 1998, we opened five new offices, each of which included two managers for information technology consulting services.

     General and Administrative Expenses. General and administrative expenses increased by $5.3 million, or 91.7% to $11.1 million in 1998 from to $5.8 million in 1997. As a percentage of revenue, general and administrative expenses were 13.1% in 1998 and 10.5% in 1997. This increase was attributable primarily to $1.4 million in compensation expense resulting from our purchase of employee stock options, rent and other expenses relating to the expansion of our New York office and the opening of five new offices and the continued expansion of our administrative infrastructure. Under our agreement with our preferred stockholders, we were required to purchase the options in order to preserve the preferred stockholders' proportionate share in our equity on a fully-diluted basis. Excluding the repurchase of stock options, general and administrative expenses constituted 11.5% of revenues in 1998.

     Research and Development Expenses. Research and development expenses increased by $278,654, or 25.4%, to $1.4 million in 1998 from $1.1 million in 1997. As a percentage of revenue, research and development expenses were 1.6% in 1998 and 2.0% in 1997. The increase resulted from the engagement of additional personnel for research and development.

     Other Income (Expenses). Interest expense, which was $252,650 in 1998 and $217,997 in 1997, represented interest on our line of credit and the interest component of our capitalized lease obligations, net of interest income.

     Income before Income Taxes. As a result of the factors described above, our income before income taxes increased $613,804, or 16.1%, to $4.4 million in 1998 from $3.8 million in 1997.

     Income Taxes. Our income taxes were $1.7 million in 1998, representing 39.3% of our income before income taxes. In 1997, our income taxes were $222,120, representing 5.8% of income before income taxes. The increase in taxes and the effective tax rate resulted from our conversion from an S corporation during 1997 and the first eight months of 1998 to a C corporation effective in September 1998. In connection with the conversion to a C corporation, we recognized a tax expense related to an election to convert our basis of accounting for tax purposes from cash basis to accrual basis.

     Net Income. Net income decreased by $903,656, or 25.2% to $2.7 million, or $0.15 per share (basic) and $0.13 per share (diluted), in 1998 from $3.6 million, or $0.18 per share (basic and diluted), in 1997. The decrease is attributable to the increase in tax rates.

  1997 Compared to 1996

     Revenue. Our revenue increased by $21.9 million, or 65.7%, to $55.3 million for the year ended December 31, 1997 from $33.4 million for the year ended December 31, 1996. This increase in revenues was attributable to an increase in revenue from both information technology consulting and e-business solutions. The increase in revenue from e-business solutions reflects an expansion of service offerings and increased personnel, and information technology consulting resulted primarily from an increase in the number of professionals performing these services.

     Gross Profit. Gross profit increased by $7.9 million, or 68.0%, to $19.6 million in 1997 from $11.7 million in 1996. This increase represented an increase in our gross margin to 35.5% in 1997 from 35.0% in 1996. The increase in gross profit resulted from the combination of an increase in the number of engagements and a more efficient utilization of our professionals.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $4.3 million, or 97.2%, to $8.7 million in 1997 from $4.4 million in 1996. As a percentage of revenue, sales and marketing expenses were 15.7% in 1997 as compared to 13.2% in 1996. The increase in sales and marketing expenses represents a significant expansion of our sales force related to the expansion of New York operations and the opening of a new office.

     General and Administrative Expenses. General and administrative expenses increased by $2.0 million, or 54.2%, to $5.8 million in 1997 from $3.8 million in 1996. General and administrative expenses were 10.5% of revenue in 1997 period and 11.3% of revenue in 1996. The increase in general and administrative expenses in 1997 resulted from equipment leases relating principally to the opening of our FLITE lab in September 1997, the opening of a new office and the expansion of our administrative infrastructure.

     Research and Development Expenses. Research and development expenses increased by $547,059, or 99.7%, to $1.1 million in 1997 from $548,814 in 1996.
Research and development expenses were 2.0% of revenue in 1997 period and 1.6% of revenue in 1996. The increase resulted from additional personnel to staff our FLITE lab.

     Other Income (Expenses). Interest expense increased by $145,666, or 201.4%, to $217,997 in 1997 from $72,331 in 1996. Interest expense represented interest on our line of credit and the interest component of our capitalized lease obligations, net of interest income.

     Income before Income Taxes. As a result of the factors described above, our income before income taxes increased 31.9%, to $3.8 million in 1997 from $2.9 million in 1996.

     Income Taxes. During both 1997 and 1996, we were an S corporation and were taxed at the stockholder level rather than at the corporate level for federal income taxes. Accordingly, in 1997 we had income taxes of $222,120, an effective tax rate of 5.8%, as compared with taxes of $214,531, an effective tax rate of 7.4% in 1996.

     Net Income. Net income increased to $3.6 million, or $0.18 per share (basic and diluted), for 1997 from $2.7 million, or $0.13 per share (basic and diluted), in 1996, an increase of 34.2%.

QUARTERLY RESULTS

     The following tables set forth certain statement of operations data for each quarter of 1998 and the first three quarters of 1999, as well as such data expressed as a percentage of our total revenues for each quarter. This information has been presented on the same basis as the financial statements appearing elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the unaudited quarterly results. You should read the following tables together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                          STATEMENT OF OPERATIONS DATA
                                  (UNAUDITED)

                                                                      THREE MONTHS ENDED
                                  -------------------------------------------------------------------------------------------
                                  MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                    1998        1998          1998            1998         1999        1999         1999
                                  ---------   ---------   -------------   ------------   ---------   --------   -------------
                                                                        (IN THOUSANDS)
Revenue.........................   $17,848     $20,524       $22,418        $23,941       $23,498    $26,987       $26,093
Cost of revenue.................    11,217      12,769        14,107         15,750        14,695     17,304        16,673
                                   -------     -------       -------        -------       -------    -------       -------
Gross profit....................     6,631       7,755         8,311          8,191         8,803      9,683         9,420
                                   -------     -------       -------        -------       -------    -------       -------
Operating expenses:
  Sales and marketing...........     2,943       3,444         3,392          3,939         4,457      5,049         4,564
  General and administrative....     2,067       2,126         4,003          2,920         3,076      3,462         3,468
  Research and development......       320         313           368            373           397        370           375
                                   -------     -------       -------        -------       -------    -------       -------
         Total operating
           expenses.............     5,330       5,883         7,763          7,232         7,930      8,881         8,407
                                   -------     -------       -------        -------       -------    -------       -------
Income from operations..........     1,301       1,872           548            959           873        802         1,013
Other income (expenses).........       (62)        (64)          (63)           (64)          (56)      (186)         (211)
                                   -------     -------       -------        -------       -------    -------       -------
Income before income taxes......     1,239       1,808           485            895           817        616           802
Provision for income taxes......        62          91         1,264            323           413        244           400
                                   -------     -------       -------        -------       -------    -------       -------
Net income (loss)...............   $ 1,177     $ 1,717       $  (779)       $   572       $   404    $   372       $   402
                                   =======     =======       =======        =======       =======    =======       =======

                                                                  (AS A PERCENTAGE OF REVENUE)
Revenue..........................    100.0%     100.0%        100.0%         100.0%        100.0%     100.0%        100.0%
Cost of revenue..................     62.8       62.2          62.9           65.8          62.5       64.1          63.9
                                     -----      -----         -----          -----         -----      -----         -----
Gross profit.....................     37.2       37.8          37.1           34.2          37.5       35.9          36.1
                                     -----      -----         -----          -----         -----      -----         -----
Operating expenses:
  Sales and marketing............     16.5       16.8          15.1           16.5          19.0       18.7          17.5
  General and administrative.....     11.6       10.4          17.9           12.2          13.1       12.8          13.3
  Research and development.......      1.8        1.5           1.6            1.5           1.7        1.4           1.4
                                     -----      -----         -----          -----         -----      -----         -----
         Total operating
           expenses..............     29.9       28.7          34.6           30.2          33.8       32.9          32.2
                                     -----      -----         -----          -----         -----      -----         -----
Income from operations...........      7.3        9.1           2.5            4.0           3.7        3.0           3.9
Other income (expenses)..........      0.4        0.3           0.3            0.3           0.2        0.7           0.8
                                     -----      -----         -----          -----         -----      -----         -----
Income before income taxes.......      6.9        8.8           2.2            3.7           3.5        2.3           3.1
Provision for income taxes.......      0.3        0.4           5.6            1.3           1.8        0.9           1.5
                                     -----      -----         -----          -----         -----      -----         -----
Net income (loss)................      6.6%       8.4%         (3.4)%          2.4%          1.7%       1.4%          1.6%
                                     =====      =====         =====          =====         =====      =====         =====

     Our revenue is principally derived from the services of our professionals. During the fourth quarter and, to a lesser extent, during the third quarter of each year, our revenue and net income are affected by holidays and vacations, which results in a reduction of billable hours by our professionals. Our largest concentration of business for both e-business solutions and information technology consulting is in the financial services industry. To the extent that this industry is affected by economic or regulatory factors, our revenue and net income may be adversely affected.

The decline in our revenue in the first quarter of 1999 from the fourth quarter of 1998 resulted from the carryover effects of a downturn in the stock market during the fourth quarter of 1998 as clients and potential clients reduced the scope of both e-business solutions projects and information technology consulting requirements. The decline in revenue from the second to third quarter of 1999 resulted from the completion of information technology consulting service engagements for the financial services industry which were not replaced by new engagements at the same rate. The decline in net income in the third quarter of 1998 is a result of the increase in tax expense. The tax increase is attributable to our conversion to a C corporation and the election to convert our basis of accounting for tax purposes from cash to accrual which resulted in a related one time tax expense.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations primarily through cash generated from operations and from bank borrowings. As of September 30, 1999, we had $6.0 million in working capital, of which $4.2 million was cash or cash equivalents.

     Net cash provided (used), by our operating activities was ($792,412) for 1996, $2.3 million for 1997, ($785,830) for 1998 and $154,635 for the nine months ended September 30, 1999. The increases in accounts receivable was $5.2 million for 1996, $3.7 million for 1997, $7.2 million for 1998 and $3.7 million for the nine months ended September 30, 1999. In each period, our increase in accounts receivable exceeded net income, resulting in a use of cash from operations to fund accounts receivable. The use of funds from operations in 1998 included $1.4 million used to purchase options from certain of our non-management employees in connection with the investment by the preferred stockholders.

     Net cash (used) in investing activities was ($97,336) in 1996, ($109,095) in 1997, ($383,104) in 1998, and ($2.6) million for the nine months ended September 30, 1999. Net cash used in investing activities consisted primarily of purchases of computer equipment, software and furniture.

     Net cash provided (used) by financing activities was $1.5 million for 1996, ($2.3) million for 1997, $2.9 million for 1998 and $4.1 million for the nine months ended September 30, 1999. Net cash provided by financing activities in 1998 was derived primarily from the $49.6 million net proceeds from the sale of series A convertible preferred stock. We used $41.4 million of the proceeds from the sale to purchase common stock from our stockholders and an additional $4.7 million to make distributions to our stockholders. In addition, we issued notes payable to stockholders of $3.0 million. The balance was used for working capital. The distribution to stockholders represented a distribution of income to the stockholders resulting from our status as an S corporation for U.S. federal income tax purposes until September 1998. The change in status from an S corporation to a C corporation resulted from our issuance of preferred stock to institutional investors in September 1998.

     In 1997, the ($2.3) million net cash used from financing activities reflects a $2.0 million distribution to our stockholders. In 1996, our net cash flow from financing operations reflected bank borrowings of $3.0 million under our line of credit, offset by distributions to stockholders of $1.6 million.

     We have a line of credit with Merrill Lynch Business Financial Services, Inc. for a maximum availability equal to the lesser of $10.0 million or 80% of our eligible accounts receivable. We pay interest on advances under the line of credit equal to 2.5%, plus the 30-day commercial paper rate. We had outstanding borrowings under the line of credit of $2.8 million at an interest rate of 7.6% on December 31, 1998 and $7.9 million at an interest rate of 7.8% on September 30, 1999. Our obligations under the line of credit are collateralized by a first lien on all of our assets. The line of credit is personally guaranteed by certain of our stockholders. We intend to repay all outstanding amounts under our line of credit from the proceeds of this offering.

     We believe that our cash flow from operations and available credit under our line of credit will be sufficient to meet our anticipated operating cash requirements for the next twelve months.

YEAR 2000 COMPLIANCE

     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to determine whether "00" means 1900 or 2000, which may result in computer and other failures or the creation of erroneous results.

     Our services relating to the development of e-business solutions are performed pursuant to contracts with our clients. The project specifications generally include a determination that the software we provide our clients is Year 2000 compliant. We believe that any changes which may be required to software which we have delivered in the past would be made pursuant to new contracts with the clients. Our information technology consulting services are performed under the client's direction, and we have no responsibility with respect to Year 2000 compliance on these engagements.

     We have largely completed all phases of our plan, except for contingency planning, with respect to the current versions of all of our products. As a result, the current versions of each of our products are Year 2000 compliant, as described below, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine are also Year 2000 compliant. Certain of our products may require patches in order to function optimally after December 31, 1999. We require all users of these affected products to install these patches. We will respond to customer questions about prior versions of our products on a case-by-case basis.

     We have defined Year 2000 compliant as the ability to:

     - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

     - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

     - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

     - if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

     - recognize year 2000 as a leap year.

     We have completed an assessment of our material internal systems, including both our own software products and third party software and hardware technology. We have substantially completed testing of our systems. We have upgraded or substantially completed modifications required to make these systems Year 2000 compliant. Related costs have been immaterial to date, and we expect that future costs will not be material. To the extent that we are not able to test the technology provided by third-party vendors, we have obtained written assurance from vendors of our primary hardware and software systems, including production server systems, accounting software and groupware products, indicating that they are Year 2000 compliant. Although we are not currently aware of any material operational issues or costs associated with preparing our internal systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems.

     We have not yet fully documented a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material.

                                    BUSINESS

OVERVIEW

     Transaction Information Systems is a leading provider of e-business solutions services to Global 1000 companies who seek to capitalize on Internet-related opportunities to improve and expand their businesses. We provide the strategy, design, development and support of advanced e-business solutions that improve enterprise-wide communication and facilitate electronic commerce. We work with our clients in developing highly transactional, mission-critical and time-sensitive e-business solutions. As an integral part of our e-business solutions, we provide the services of information technology specialists to our clients on a project-by-project or long-term basis. Our experience in delivering e-business solutions to banking, brokerage and insurance companies is now being applied to a broader range of markets including manufacturing, professional services, retail, media and high technology.

     FLITE lab, our innovative development center, plays a critical role in creating, marketing and implementing our e-business solutions. Working with our engineers at FLITE lab, clients participate interactively in each stage of the process, from the design of systems architectures to the development of the total solution. Through this process, we have developed advanced e-business solutions, such as frameworks for rapidly implementing group benefit programs, stock option web sites and online trading systems. More than 15 leading technology vendors have joined our FLITE alliance program, which we initiated in order to enable the alliance members to collaborate and to more effectively produce innovative e-business solutions.

     Since our inception in 1992, we have developed a sophisticated information technology consulting business which complements and enhances our e-business solution services. As a result of having placed thousands of information technology specialists with clients, we have developed a proprietary recruiting system that enables us to identify and recruit high-level information technology personnel. Our recruitment capability has been crucial in identifying and hiring experienced professionals for our internal use and meeting the needs of our clients.

     The continuity of our experienced management team has facilitated the development of long-term relationships with our clients. From 1994 through 1998, our revenues increased from $11.5 million to $84.7 million and our net income increased from $597,821 to $2.7 million. During this period, our client base increased from 63 to 240. A sampling of the clients who have engaged us on multiple projects since January 1, 1994 includes Chase Manhattan Bank, Citigroup, Dow Jones, Merrill Lynch, NECX and Prudential Insurance. We currently serve clients through 11 offices that are strategically located throughout the United States.

INDUSTRY BACKGROUND

     The dramatic growth of electronic commerce is changing the global landscape for business. International Data Corporation estimates that revenue generated from electronic commerce transactions will increase from approximately $50.4 billion in 1998 to approximately $1.3 trillion in 2003. This increase is a direct result of the increasing acceptance of the Internet as a revolutionary way for companies to interact, both within and outside the enterprise.

     While the Internet was initially used by companies for advertising and promotion, companies now recognize the Internet's potential for providing significant new business opportunities. As a result, the Internet is evolving from an information delivery medium to an interactive platform through which companies market, operate and manage their businesses, conduct transactions and provide information to customers. This new way of doing business, known as e-business, integrates the commercial use of the Internet with advances in technology to enable companies to improve communications with customers, employees, distributors and business partners. In addition, e-business enables companies to:

     - develop new revenue opportunities;

     - reduce costs and improve operating efficiencies;

     - manage distribution relationships to shorten selling or manufacturing cycles;

     - identify new products and services which extend or complement core markets; and

     - communicate and share information throughout the organization by using intranets and extranets.

     While there are numerous benefits associated with e-business, to gain or maintain a competitive advantage companies must fully understand the enterprise-wide implications of proposed solutions and must implement these solutions with the most effective technologies, systems and processes. Companies must integrate new Internet applications within existing systems, deploying mission-critical solutions rapidly with advanced technology to support the solutions. In addition, the creation of e-business solutions requires personnel with extensive technological skills to plan and implement effective solutions that fully exploit the benefits of e-business. Because the expertise needed by companies to address e-business needs is typically outside their core competencies, companies must either recruit and employ experts or retain outside technology specialists.

     The dramatic growth of the Internet and the expertise required to create sophisticated e-business solutions has fueled the need for the outsourcing of these solutions and the information technology professionals who are capable of addressing the challenges posed by e-business. It has become increasingly difficult for companies to identify, recruit and retain these skilled information technology professionals. Accordingly, to augment internal resources, many companies have engaged independent service providers to develop, design and maintain their intranets, extranets, web sites and e-business applications. The trend toward outsourcing these services has generated an increased demand for providers of e-business services, which, according to International Data Corporation, is projected to increase on a worldwide basis from $7.8 billion in 1998 to $78.6 billion in 2003.

     Today, companies have extremely complex e-business needs, ranging from Internet technology professionals to sophisticated solutions. Due to the range of expertise required to address these needs, and the time associated with hiring and training new personnel, bringing expertise in-house is often not a viable option. When retaining outside specialists and in order to capitalize on e-business opportunities, companies need experts who fully understand their industry. As companies increasingly outsource their e-business solutions needs, and as these e-business solutions become more complex, a significant need for highly qualified e-business solutions providers has emerged.

OUR SOLUTION

     We design, develop and support e-business solutions for clients who seek to capitalize on Internet-related opportunities to improve and expand their businesses. Key elements of our solution include:

     Comprehensive, End-to-End e-Business Solutions. We provide a comprehensive range of integrated services to develop strategic e-business solutions. Our services include the design of systems architectures and end-user interfaces, and the creation, customization and implementation of Internet applications. We have developed expertise in delivering highly transactional e-business solutions that require the critical time-sensitive transfer of information, particularly as it relates to such matters as online trading, order processing and real-time market research. We also design and deliver collaborative e-business solutions that focus on making critical information widely available and easily accessible throughout an enterprise. These solutions permit clients to share knowledge, thereby improving decision-making processes, and have included such applications as global sales and marketing intranets and collaborative customer service web sites. In addition, we work with our clients to analyze their business challenges, diagnose infrastructure shortcomings of their existing systems and then design and implement e-business solutions that enhance their business, operations and communications.

     Leading-Edge, Highly Transactional Solutions. Our FLITE lab serves as a catalyst to permit the centralized design, customization and implementation of highly transactional, mission-critical and time-sensitive e-business solutions. We believe that our clients benefit not only from time and cost savings realized through our FLITE lab, but also from robust and scalable solutions that can be implemented quickly and integrated smoothly with their existing systems. By capitalizing on the knowledge, tools and resources of our FLITE lab, we and our clients have developed and made available leading-edge e-business solutions that can be further customized to address the needs within the clients' enterprise. In addition, through our FLITE alliance program, we work with leading technology vendors, such as Sun Microsystems, Lotus, PeopleSoft and Mercury Interactive, to develop further our research and development capabilities and to test evolving Internet technologies to meet the needs of our growing client base. We currently operate our FLITE lab at our offices in New York City, and we expect to open a second FLITE lab in San Francisco in 2000.

     Reusable e-Business Tools. We design, develop and utilize advanced proprietary technologies, and we have developed a library of proprietary Internet-based software and tools that address a wide range of e-business needs. These tools include NetCollaboration, which enables clients to enhance sales and customer service through the Internet, NetIntegrator, which connects back-end databases and web servers and NetPublisher, a content management software tool for collaborative web publishing. These tools often form an integral part of our customized solutions to meet the requirements of a particular client. This library enables us to give our clients the benefit of our knowledge and experience and to develop and implement e-business solutions quickly and efficiently. As the library expands, we are increasingly able to use our experience in addressing complex e-business challenges to deliver reliable e-business solutions based on reusable software components that have been tested and improved through repeated use.

     Interactive Marketing Services. We assist our clients in leveraging the capabilities of the Internet to motivate, acquire and retain customers through interactive media and marketing. Through our in-house studio facility, we create and execute interactive advertising, online affinity and loyalty programs designed to attract and retain consumers with engaging design and compelling messages. We also work with our clients to develop interactive marketing strategies that complement their marketing efforts through traditional media. These strategies may include branding programs and entertainment oriented promotions. Our services also help clients re-evaluate their strategies and transform their businesses to take advantage of the Internet.

     Information Technology Consulting Services. We actively recruit and maintain experienced technical professionals at our clients' premises, either on a project-by-project or long-term basis. We have developed expertise in identifying and recruiting experienced senior-level software developers, network engineers and administrators. We also have created a proprietary recruitment system that includes a database of information technology professionals and their backgrounds and skills. The recruitment system also includes a process for electronic submission, approval and tracking of candidates cross-referenced to suitable and available job openings.

OUR STRATEGY

     Our goal is to strengthen our position as a leading provider of e-business solutions to Global 1000 companies who seek to capitalize on Internet-related opportunities to improve and expand their businesses. To achieve this objective, we are pursuing the following strategies:

     Leverage and Expand Industry Expertise. We offer significant industry expertise that enables us to understand our clients' particular business processes and competitive positions. From inception we have focused on delivering services to banking, brokerage and insurance companies for whom we developed e-business solutions that addressed highly transactional, mission-critical and time-sensitive problems. Today our focus has expanded to include clients in manufacturing, professional services, retail, media and high technology. By combining industry-specific knowledge with our general business practices and design patterns, we believe that over time we will be able to provide effective e-business solutions tailored to the specific needs of clients in a broader range of industries. We believe that, as a result of increased global competition, companies in more industries will seek e-business solutions to differentiate their products and services from those of competitors and to use the Internet to expand their core businesses.

     Use FLITE Lab to Build and Strengthen Client Relationships. At our FLITE lab we:

     - involve our clients in developing and executing their Internet strategies;

     - use our library of e-business tools to expedite the development and testing of a proposed solution; and

     - work with our FLITE alliance partners to ensure that our e-business solutions take advantage of the most advanced hardware and software technologies.

     We believe that the ability of our clients to utilize our FLITE lab as an integral part of their e-business planning processes serves to build and strengthen our long-term relationships with them. FLITE strengthens the relationship between our clients and valued third-party vendors by providing technology and resources that often result in generating additional business opportunities. We also intend to continue to work with our FLITE alliance members to further our research and development capabilities. In particular, we intend to continue to test evolving and emerging Internet technologies to meet the needs of our growing client base. We also intend to expand our presence by opening new FLITE labs, including a second FLITE lab in San Francisco scheduled to open in 2000.

     In addition to geographical expansion of our FLITE lab, we plan to develop a program, which we call FLITE On-Site. This will deliver the tools and technology, proprietary design and planning methodology, along with the technology professionals of our FLITE lab to our clients' sites. FLITE On-Site will enable our clients to use these techniques and methodologies in-house to develop their own e-business solutions. We believe the creation of FLITE On-Site will enable chief information officers to deliver more value to their organizations at less cost. Under multi-year agreements, clients will continue to have access to our methodology improvements, new software, permanent and contract staff and ongoing training.

     Leverage our Information Technology Consulting Business. Our information technology consulting business gives us consistent, valuable access to qualified information technology specialists. This access results in our ability to grow and scale our business through internal resources, without significant dependence on third-party providers. In addition, we are able to place such individuals, on a project-by-project basis, with our clients. We therefore optimize the use of such professionals by placing them within and outside our organization depending upon our needs and demands as well as those of our clients.

     We intend to continue to build upon our information technology consulting capabilities, including the expertise of our 85 recruiters across the United States. In recruiting information technology professionals we use our proprietary recruitment system, which is a core component of our information technology consulting business. This system includes a database of approximately 50,000 professionals, their backgrounds and skills, as well as a process for electronic submission, approval and tracking of candidates cross-referenced to suitable and available job openings. We actively seek to develop additional engagements for our e-business solutions services through the professionals placed by our information technology consulting business.

     Hire and Retain Qualified Professionals. We believe that a key to our future growth is our ability to attract, train, motivate and retain qualified professionals. Our strategy is to continue to develop the technical and market knowledge and practices of our employees and consultants throughout our business, and to expand these capabilities through external hiring. We intend to continue to hire employees with the requisite expertise to provide our clients with a comprehensive range of Internet and e-business services. We seek to retain and motivate our employees by giving them what we believe are the opportunities to work with leading-edge technologies, paying competitive compensation packages and encouraging a corporate environment that is results driven and that rewards creativity, communication and cooperation.

     Expand Long-Term Client Relationships. We believe we have earned a reputation for delivering high quality Internet-based solutions to our clients. We continue to undertake engagements for many of the clients for whom we have provided services since 1992. We strive to preserve existing client relationships and to attract additional clients through referrals. We intend to leverage these relationships, combined with our industry expertise, technology skills, and range of services to expand the scope of existing customer relationships into broader and longer engagements. In addition, based upon the goodwill we have developed through the placement of our consultants on site with our clients, we intend to expand further the delivery of e-business solutions to our clients that in the past have only engaged us for our information technology consulting services.

     Expand Geographic Presence. We intend to continue to establish additional offices, including additional FLITE labs, in cities where we believe that there will be a strong market for our services. In the near term we expect such expansion will be in strategic locations in the United States. We believe this expansion, once implemented, will allow us to serve more clients on a local basis, helping to forge long-term client relationships and to better serve the needs of our clients and their customers and vendors.

SERVICES

     We offer a wide range of services to companies who seek to capitalize on Internet-related opportunities to improve and expand their businesses. These services fall into two distinct categories, e-business solution services and information technology consulting services. Through our e-business services we provide the strategy, design, development and support of advanced e-business solutions that improve communications and commerce on an enterprise-wide basis. Through information technology consulting services, we provide the placement of high-level technical professionals to meet the demands of our clients.

  e-Business Services

     We offer clients a comprehensive range of services that focus on the efficient delivery of reliable and scalable e-business solutions. These services include e-business strategy, systems architectures and development, analysis of infrastructures, design and planning, implementation, testing, and training. While we offer comprehensive, end-to-end e-business solutions, our clients may contract for the specific services they require. Depending on their requirements, our clients may engage us to perform one or more of the following services:

     e-Business Strategy. We work with clients to analyze their strategic e-business position. We demonstrate, among other things, how clients can use interactive and transactional systems to improve sales, marketing and customer service and achieve other business objectives. We recommend strategies that use clients' existing strengths, and explain how the latest technology can improve their business processes. Depending on the project, we can then prepare a plan that specifies how the client can use technology to become more competitive, become an e-business leader and increase revenue and profitability.

     Solutions Architectures and Development. We design and build solutions that encompass our clients' enterprises, from their desktop to their back-end databases. In general, we produce two types of e-business solutions. Transactional e-business solutions focus on the critical time-sensitive transfer of information, frequently involving financial transactions such as online stock trading, order processing and real-time market research. Collaborative e-business solutions focus on enabling the client to make critical information widely available and easily accessible throughout the enterprise. These solutions allow customers to share knowledge to improve decision-making processes. Examples of collaborative solutions include global sales and marketing intranets and interactive customer service web sites.

     In developing enterprise-wide solutions, we analyze our clients' technology infrastructures. This generally includes a review of system performance, security and administration. We utilize our capabilities in application software, networks, systems, security and infrastructure architecture. We build infrastructures to be robust and to serve as the foundation for implementing e-business solutions that are linked to existing systems and technologies.

     When we deliver the final solution to our clients, we typically install, convert and initialize the necessary data and make the solution operational. We perform quality assurance tests and facilitate the client's understanding of the use and maintenance of our solution by providing appropriate documentation. Prior to the delivery and during implementation, we test our solution using both industry-standard testing tools and our proprietary methodologies to analyze the performance of a proposed solution. We provide test plans and scripts, test execution and results, written analysis and recommendations.

     We also provide our clients with training, which focuses on employing interactive distance learning. This training helps our clients provide their workforce and business partners with learning structures in order to remain current with changing technology. We offer expertise in information management, web-based learning systems, curriculum analysis and design, instructor-led class facilitation and computer-based training.

     Packaged Software Implementation. As part of an engagement by clients, we may select and install packaged software applications. We have developed a methodology to guide clients through the decision-making process, analyze the functionality and customize the software to meet their needs. Traditionally our clients have used enterprise resource planning software packages such as PeopleSoft, Oracle and SAP to streamline operations, such as human resources, financials and the supply chain. Our clients are discovering that this enterprise resource planning data, once reserved primarily for back office functions, can be a valuable tool for making critical business decisions. Since we focus on providing our clients with end-to-end solutions, in addition to implementing, upgrading and testing enterprise resource planning packages, we help our clients improve the return on their technology investments by providing integrated software and e-business solutions. As back-end data is extended onto the Internet, we are able to offer customized solutions for our clients. These solutions include business strategy assessments to develop integrated enterprise resource planning/e-business strategies and Internet-enabled enterprise applications that enable our clients' vendors, suppliers and business partners to interact with their enterprise resources through the Internet.

     Creative Services. As part of our e-business solutions, we also provide a range of creative services at our interactive studio, including:

     - the design of web sites which are created for durability, scalability, branding consistency and compatibility with a range of browsers;

     - interactive marketing programs, including online marketing plans, online affinity and loyalty programs and lead generation programs; and

     - interactive entertainment, which use character animation, games and video for business messages and web site content.

     Although our creative services are generally provided as part of a comprehensive e-business solution, our studio has been engaged to perform these services independently.

  Information Technology Consulting Services

     We have provided our clients with information technology consulting services since our inception in 1992. We have developed expertise in identifying and recruiting experienced senior-level software developers, network engineers and administrators who we either place with clients, typically on a project-by-project basis, or hire in-house as our needs arise.

     We conduct our placement operations using each regional office, utilizing specialists in search, sales and recruiting. Members of this practice group work to match qualified candidates to appropriate job opportunities. We have historically generated a substantial portion of our leads for available candidates through referrals from information technology professionals we previously placed. Additionally, to identify job openings, our counselors regularly contact line managers who have previously used our placement services and place cold-calls to other employers with potential hiring needs.

     We identify qualified information technology professionals through both advertising and referrals. As part of this process, each office regularly runs print and online advertisements seeking individuals with a variety of skills, based upon immediate needs and in anticipation of future market requirements. We have created a proprietary internal recruitment application that includes a database of information technology professionals and their backgrounds and skills, as well as a process of electronic submission, approval and tracking of candidates against job openings. As of September 30, 1999, we employed approximately 85 technical recruiters and 35 sales professionals. We also use this recruiting capability to hire information technology professionals for our FLITE lab.

     Although we generally supply information technology professionals on a time and materials basis for a specific project or term, we also place these professionals with clients on a permanent basis for which we receive a percentage of an individual's first-year rate of compensation. Revenue from permanent placement activities represented less than 5% of our revenue during 1997 and 1998 and the nine months ended September 30, 1999. We do not anticipate that these activities will represent a significant portion of our revenues in the future.

e-BUSINESS TOOLS

     To enhance the services we offer clients through our FLITE lab, we have developed certain proprietary Internet software tools that we incorporate as components of our e-business solutions. These tools include:

          NetCollaboration is a Java-based, interactive software tool that combines the benefits of personal selling with the power of the Internet. It enables our clients to increase sales and enhance customer service for a wide range of uses, including brokerage and sales, call centers, retail sales, distance learning, product training and help desks. NetCollaboration enables customer support, telephone sales and technical support staffs to have direct connections to end-users and deliver content and related collaborative applications to them in real time. It is designed for environments where the staff member and end-users are on the telephone, or on voice-over Internet protocols, and the Internet at the same time.

          NetCollaboration is similar to an Internet chat room in that it allows information to be shared simultaneously among a number of individuals. NetCollaboration rooms are called "channels," which are defined by the information participants are viewing and exchanging. Participants connected to a shared channel see the same information. There is almost no limit to the number of people who can be linked on each channel. The shared information can include, in addition to text, graphics, web pages, sound and Java applets.

          There are many uses of NetCollaboration in situations where people need to communicate and share information, including brokerage sales, remote presentations and retail sales.

          NetIntegrator is a middleware product that connects back-end databases and web servers to deliver personalized content to consumers selected by their user profile and transmits the content to their preferred interactive delivery device. NetIntegrator allows businesses to extend their interactive sales, marketing and customer service solutions beyond personal computers and notebooks to such Internet appliances as palmtop computers, cell phones, pagers and kiosks, which provide numerous business benefits, including:

        - facilitates the creation of customized interactive content that entertains and engages customers, and is personalized by user and delivery channel;

        - provides a simple, consistent and comparatively secure method for delivering information across multiple delivery channels. These can include web browsers, kiosks, networked personal communications services with customized software, branch and call center devices and interactive TV; and

        - provides a medium for generating targeted online advertisements based on customer profiles.

          NetPublisher is a content management software tool for collaborative web publishing. Users can add graphics, audio and streaming video to web sites and update content without any significant knowledge of HTML programming. The software enables users to provide faster content delivery to the web, standardize content publishing, lower costs and better manage the publishing process. NetPublisher translates content from an authors familiar desktop applications, including Microsoft Word, Excel and Powerpoint, so that text and graphics can be submitted without coding or scripting. It also handles multi-media file formats. For example, NetPublisher was implemented by a global financial services company to provide a cost-effective and timely process for delivering up-to-date product information to its brokers. This content was being produced across the world in varied formats. NetPublisher helped ensure that all product descriptions had a common format, had been approved by appropriate product and legal managers and could be easily revised from any web browser.

CLIENTS

     Our customers represent a broad spectrum of enterprises. While we have historically focused on serving clients in the financial services industry, we recently expanded our focus to include a broader range of industries, including manufacturing, professional services, retail, media and high technology. The following is a partial list of our major clients with whom we have transacted business since September 30, 1998:

America Online
Arthur Andersen LLP
Chase Manhattan Bank
Citigroup
Credit Suisse First Boston
DoubleClick
Dow Jones
Ernst & Young
First USA
Goldman, Sachs & Co.
Schneider Automation
McGraw-Hill
Merrill Lynch
NECX
Ogilvy & Mather
Prudential Insurance
Seagram
Securities Industries Association

     Each of our clients is generally charged on a time and materials basis, except for the occasional permanent placement which is charged as a percentage of an individual's first year's compensation. Most of our agreements are generally terminable by the client upon 30 days notice.

     Our five largest clients accounted for 26.0% of our revenue in 1996, 38.3% of our revenue in 1997, 35.2% of our revenue in 1998 and 25.4% of our revenue for the nine months ended September 30, 1999. Our largest client in 1997, 1998 and the nine months ended September 30, 1999 was Chase Manhattan Bank, which accounted for 18.3% of our revenue in 1997, 12.6% in 1998 and 8.5% in the nine months ended September 30, 1999. No other client accounted for more than 10% of our revenue in 1996, 1997, 1998 or the nine months ended September 30, 1999, except for Citibank, which accounted for 11.7% of our revenue in 1998.

CASE STUDIES

     The following case studies illustrate how two of our clients have deployed advanced e-business solutions that have improved their enterprise-wide communication and/or facilitated electronic commerce.

  Schneider Automation: Enterprise-wide, Collaborative Extranet that Demonstrates Measurable Return on Investment

     In 1997, we began to address the corporate communications needs of Schneider Automation, a $650 million manufacturer of automation and control products. Schneider concluded that it needed to improve its information delivery infrastructure to effectively manage its corporate knowledge and support its worldwide sales channel of 10,000 representatives located in 130 countries. We designed, architected and implemented a global extranet, branded Enterprise, which reduced the time to deliver product information and logistical technical support to their sales force.

     Enterprise is a multilingual system that provides users with a single source for information on business development and technical support.

     To achieve this, we developed a browser-based interface for universal and secure access to multiple data sources and formats from any web browser and provided integration with a wide variety of back-end relational databases, such as SAP, the Vantive Help Desk System, Lotus Notes databases, and multiple file systems. We also provided dynamic search parameters that give users the ability to easily and quickly search for the data they need to sell products.

     Schneider evaluated the initial success of Enterprise based on cost savings and found it generates a measurable return on investment. The system also provides consistent and timely delivery of information throughout the world, which increases customer satisfaction. It reduces time to market for new products, since employees in the field receive information and can begin selling approximately 90 days sooner with Enterprise. Additional benefits Schneider has realized through Enterprise include a decrease of approximately 10% of calls to the call center and an increase in revenue generation.

    NECX: Increased E-Commerce Sales of Computer Equipment Through Our Rapid Infrastructure Assessment and Upgrade Services

     NECX manages a comprehensive electronic commerce site for selling computer products via the Internet, NECX Direct. We were engaged by NECX to address an urgent need to diagnose and troubleshoot a performance problem that was hampering their online business. The resulting solution, which was implemented in three months, increased the e-commerce capacity significantly, and positioned NECX to handle increased sales volumes. Our work for NECX continues to evolve and includes a broader range of our capabilities, including technical staffing services.

     Examples of the services we have provided to NECX include:

     - Assessing and upgrading NECX's e-business web site, NECX Direct. Using Mercury Interactive's LoadRunner testing software, we found the site could handle 20% more simultaneous transactions than with its current architecture. Working with the NECX development team, we developed a solution that used our enterprise-scalable middleware product, NetIntegrator, to enable a rapid capacity increase to support growing sales volumes.

     - Designing NECX's next generation e-commerce catalog architecture. Seeking to leverage our experience in designing and developing high-end transactional web solutions, NECX asked us to develop a strategy for evolving their e-commerce architecture to support the increasing demands of the competitive electronics e-commerce business. We analyzed NECX business requirements and current delivery capabilities and continue to provide ongoing architectural planning and design assistance.

SALES AND MARKETING

     Our principal target clients are Global 1000 companies who seek to capitalize on Internet-related opportunities to improve and expand their businesses. We market our services through our direct sales force. We obtain a substantial portion of our sales leads through referrals from clients, systems integrators and our FLITE alliance program members. We also sell our services indirectly through arrangements with software product companies, hardware vendors and other technology partners. In addition, we leverage the relationships developed through our historic strengths in information technology consulting to expand these e-business activities, which are the fastest growing part of our company. Our experience in information technology consulting has greatly facilitated the growth of our e-business activities, and we anticipate that this will continue based on market needs and our strategy.

     Our direct sales organization consists of more than 60 sales representatives as of September 30, 1999 and is divided into four geographical regions: northeast, mid Atlantic/south, midwest and west. A regional director manages each region. Additionally, we have sales support specialists engaged in technical pre-sales efforts, program and business development and proposal creation.

     Our marketing strategy is to demonstrate to our potential clients the advantage of e-business solutions, and our expertise and success in designing, developing, implementing and managing end-to-end solutions. We do this at our FLITE lab in New York City, at trade shows and industry events nationwide. The FLITE alliance program is an integral part of our marketing program. Together with our alliance partners, including such leading technology vendors as Sun Microsystems, Lotus and PeopleSoft, we sponsor customer seminars and events that provide us with excellent exposure to both senior level executives at our clients and alliance program members. Our marketing staff concentrates on three distinct areas:

     - corporate communications, where we focus on building the TIS and FLITE brands, improving our competitive positioning and communicating with our employees;

     - lead generation, where we implement marketing programs targeted at developing new prospects for the sales force, including direct mail, seminars, telemarketing, Internet marketing, and facilitating cross selling between our e-business solutions and information technology consulting services; and

     - strategic alliances, where we leverage our relationships with technology leaders to develop joint selling opportunities and to continue our leading-edge knowledge in e-business technologies.

COMPETITION

  e-Business Solutions

     The market for e-business solutions is subject to rapid technological change and is significantly affected by new product introduction and other activities of industry participants. While the market for e-business solutions is relatively new, it is already highly competitive and characterized by an increasing number of entrants that have introduced or developed products and services similar to those we offer. We believe that competition will intensify in the future. We compete on the basis of a number of factors, including architectural design and systems engineering expertise, quality, pricing and speed of service delivery; and industry knowledge.

     We currently compete for customer assignments and experienced personnel principally with the following:

     - Internet service firms and interactive architects: including iXL, Proxicom, Scient, Viant and USWeb/CKS.

     - System integrators: including IBM, Andersen Consulting, Cambridge Technology Partners, Cap Gemini, EDS, Ernst & Young and Sapient.

     - Advertising and interactive agencies: including Ogilvy & Mather, Grey Advertising, Bates, McCann-Erickson and DDB Needham, AGENCY.COM, Modem Media . Poppe Tyson, Organic Online and Razorfish.

     Our competitors may be better positioned to address these developments or may react more favorably to these changes, which could have a material adverse effect on our business, results of operations and financial condition. Many of these businesses have longer operating histories and significantly greater financial, technical, marketing and managerial resources than we do.

  Information Technology Consulting

     In information technology consulting we face significant competition for experienced personnel and for customer assignments. We believe that the availability and quality of candidates, the scope of geographic service and, to a lesser extent, the price of service, are the principal elements of competition. The availability of qualified information technology professionals is a particularly important facet of competition. To attract qualified candidates, we emphasize our ability to provide a choice of attractive employment opportunities at competitive compensation levels. We believe that our ability to compete also depends in part on a number of other competitive factors outside our control, including the ability of competitors to recruit qualified candidates. The long-term placement industry, particularly firms focused on the placement of employees with information technology skills, is extremely competitive, and there are few, if any, barriers to entry. We compete with national, regional and local placement firms for both employers seeking candidates and information technology professionals. Many of our competitors have greater financial, technical and marketing resources than we have.

PROPRIETARY RIGHTS

     Our success will depend, in part, on our ability to develop proprietary e-business solutions and operate without infringing on the proprietary rights of others. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our software, documentation and other written materials and other proprietary rights, applications and methodologies. These legal protections afford only limited protection. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than legal protections to establish and maintain a technology leadership position.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our rights, applications and methodologies or to obtain and use information that we regard as proprietary. Policing unauthorized use of these is difficult and, while we are unable to determine the extent to which piracy of our software exists, software piracy is likely to persist. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. Moreover, if we expand internationally, laws of many countries do not protect our proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

HUMAN RESOURCES

     We believe that our ability to recruit and retain experienced, highly-qualified and highly-motivated professionals has contributed greatly to our success to date and will be critical for us in the future. We seek to offer a positive environment and corporate culture and to offer significant financial opportunities.

     We offer a flexible recruiting model that we believe enhances our ability to attract consultants and to effectively manage utilization. Our consultants may work for us as employees or independent contractors. Our current independent contractor base also includes individuals with specialized expertise in discrete areas, and we typically deploy these individuals only when their unique expertise is necessary. We expect that we will continue to retain these individuals as independent contractors.

     As of September 30, 1999, we had a total of 621 employees, of which 73 were executive and administrative professionals, 159 were sales and marketing professionals and 389 were technical professionals performing services at our FLITE lab and at client sites. As of September 30, 1999, we had an additional 175 independent contractors working on engagements for us. Our current employees are not represented by any labor union, we have never experienced a work stoppage and we believe our relations with our employees are good.

     We retain our professionals through the use of many initiatives. We compensate our employees through a combination of regular cash compensation, performance-based cash incentive compensation and participation in our stock option plans. Independent contractors are compensated at competitive daily service rates. Our independent contractors generally receive a higher rate of pay than our employees, but we do not provide them with any benefits.

PROPERTIES

     We lease approximately 41,000 square feet of office space at 115 Broadway, New York, New York, where our executive offices and FLITE lab are located, pursuant to a lease which expires in December 2007. Our current annual rent under this lease is approximately $1.1 million and is subject to annual escalations.

     We also lease office space, principally for sales, support and recruitment personnel, in Boston, Charlotte, Chicago, Dallas, Los Angeles, New Jersey, Philadelphia, San Diego, San Francisco and Virginia (metro area). Our aggregate rent on our regional offices is approximately $600,000. The leases provide for annual increases and expire between November 1999 and November 2009. We also lease certain space on a month-to-month basis.

     We believe that our present facilities are adequate for our current needs. We are establishing additional regional offices as our needs require and we intend to establish a FLITE lab in San Francisco. We believe that any additional space needed will be available on reasonable terms.

LEGAL PROCEEDINGS

     Other than incidental litigation in the normal course of business, we are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Our executive officers, directors and key employees and their respective ages and positions as of November 30, 1999 are as follows:

EXECUTIVE OFFICERS AND DIRECTORS:

NAME                                           AGE    POSITION
----                                           ---    --------
Jeffrey Najarian.............................  41     Chairman of the Board, Chief Executive
                                                        Officer and Director
Robert Gold..................................  41     President and Director
Mark Gutterman...............................  44     Chief Financial Officer
Edward Shaw..................................  49     Executive Vice President, Secretary and
                                                        Director
Mitchell Fass................................  40     Executive Vice President and Director
Mark Arzoomanian.............................  34     Executive Vice President and Treasurer
George Setford...............................  51     Executive Vice President
Arthur Farkas................................  47     Executive Vice President
Randall Blumenthal...........................  31     Director
Joseph Gleberman.............................  41     Director
David Moxam..................................  43     Director
Paul Bayse...................................  40     Senior Vice President
Peter Bonjuklian.............................  44     Senior Vice President
Peter Melomo.................................  42     Senior Vice President

KEY EMPLOYEES:

Lynn A. Tusa.................................  38     Senior Vice President, Marketing
Sally Ann Martins............................  40     Vice President, Human Resources
John Heinzinger..............................  35     Senior Vice President, Sales
Paul Wanuga..................................  33     Chief Technology Officer
Scott C. Faktor..............................  40     Senior Vice President, e-Business Operations
Pat Slutzky..................................  42     Vice President, e-Business Solutions
Mark Elder...................................  34     Vice President, Strategies and
                                                      Solutions

     Mr. Jeffrey Najarian has served as Chief Executive Officer and Chairman since 1997. Mr. Najarian has been a senior executive officer and Director since 1992. From 1987 to 1992, Mr. Najarian was a partner at Setford-Shaw-Najarian, a company engaged in the placement of information technology specialists. Mr. Najarian received his B.A. from Rutgers University.

     Mr. Robert Gold has served as President and Director since 1997. Mr. Gold has been a senior executive officer since 1992. Prior to 1992, Mr. Gold was Director of Worldwide Sales at Systems Strategies, a developer of communications software. Mr. Gold received his B.A. from Rutgers University and his M.S. from Fairleigh Dickinson University.

     Mr. Mark Gutterman has served as Chief Financial Officer since January 1999. From 1980 to 1998, Mr. Gutterman was a partner of Feldman, Gutterman, Meinberg & Co., CPAs, and had served as Co-Managing Partner of the firm. Mr. Gutterman received his B.S. from Queens College, CUNY.

     Mr. Edward Shaw currently serves as Executive Vice President, Secretary and Director. He has been a senior executive officer since 1992. Mr. Shaw was a founder of both Setford-Shaw-Najarian and Transaction Information Systems. He received his B.S. from Brooklyn College, CUNY.

     Mr. Mitchell Fass has served as Executive Vice President and Director since January 1999. He has been a senior executive officer since 1994. From 1988 to 1994, Mr. Fass was a Vice President at Oracle Corporation. Mr. Fass received his B.A. from Rutgers University.

     Mr. Mark Arzoomanian currently serves as Executive Vice President and Treasurer. He has been a senior executive officer since 1992. Mr. Arzoomanian received his B.A. from Queens College, CUNY.

     Mr. George Setford currently serves as Executive Vice President. He has been a senior executive officer since 1992. Mr. Setford was a founder of both Setford-Shaw-Najarian and Transaction Information Systems. Prior to this, Mr. Setford worked at Wells Management Corporation and at Eden Data Processing. Mr. Setford received his B.A. and M.A. from Fairleigh Dickinson University.

     Mr. Arthur Farkas has served as Executive Vice President since October 1999. He has been a senior executive officer since 1992 and served as Senior Vice President from 1997 to October 1999. Before 1992, Mr. Farkas was a Vice President at Bank of Tokyo and a Senior Staffing Recruiter at Chase. Mr. Farkas received his B.A. from Bernard M. Baruch College, CUNY.

     Mr. Randall Blumenthal has served as a Director since September 1998. Mr. Blumenthal was elected as a nominee of certain investment funds affiliated with Goldman, Sachs & Co. He is Managing Director at Goldman, Sachs & Co., Principal Investment Area, and has been with the firm since 1992. Mr. Blumenthal serves as a director of Evolve Software, Inc., Storage Networks, Inc., Techspan, Inc., and TKI Holdings, Inc. Mr. Blumenthal received his B.A. from the University of Pennsylvania, his M.S. from The London School of Economics and his M.B.A. from The Wharton School.

     Mr. Joseph Gleberman has served as a Director since September 1998. Mr. Gleberman was elected as a nominee of certain investment funds affiliated with Goldman, Sachs & Co. Mr. Gleberman is Managing Director at Goldman, Sachs & Co., Principal Investment Area, and has been with the firm since 1982. Mr. Gleberman serves as a director of Applied Analytical Industries, Inc., BackWeb Technologies Ltd., Dade-Behring Holdings, Inc. and Ticketmaster Online/CitySearch, Inc., as well as several private companies. Mr. Gleberman received his B.A. and M.A. from Yale University and his M.B.A. from Stanford Graduate School of Business.

     Mr. David Moxam has served as a Director since November 1999. Mr. Moxam has served as President and Chief Operating Officer of the Global Financial Markets Group of Electronic Data Systems Corporation since October 1994. Mr. Moxam received his B.A. from Laurentian University and his M.S. and M.B.A. from Laurentian University.

     Mr. Paul Bayse has served as Senior Vice President since 1997 and has been a senior executive officer since 1992. Prior to 1992, Mr. Bayse held management positions at Spectrum Concepts and Resource One. Mr. Bayse attended Fairleigh Dickinson University.

     Mr. Peter Bonjuklian has served as Senior Vice President since 1997 and has been a senior executive officer since 1992. Prior to joining us, Mr. Bonjuklian spent six years as an IT Consultant to the Gartner Group. He also did IT consulting work for Citicorp, Nabisco and Sony Corporation. Mr. Bonjuklian received his B.S. from New York University and his M.B.A. from Pace University.

     Mr. Peter Melomo has served as Senior Vice President since October 1999. He has been a senior executive officer since 1992, and served as Vice President from 1997 to October 1992. Prior to joining us in 1993, he held various management positions at EDS and National Data Corporation. Mr. Melomo received his B.S. from Fordham University.

     Ms. Lynn A. Tusa currently serves as Senior Vice President, Marketing. Prior to joining us in 1996, Ms. Tusa worked for Apertus Technologies, Inc., where she managed the company's marketing communications and investor relations programs. Ms. Tusa received her B.A. from Binghamton University and her Executive M.B.A. from the University of New Haven.

     Ms. Sally Ann Martins currently serves as Vice President, Human Resources. Ms. Martins has functioned in several roles in the organization including recruiter, recruiting manager and operations manager and launching and running the Charlotte, N.C. office. Prior to joining us in June 1993, Ms. Martins worked in various human resources positions for Chemical Bank, Salomon Brothers and Ernst & Young. Ms. Martins received her B.A. from William Paterson College.

     Mr. John Heinzinger currently serves as Senior Vice President, Sales. From 1997 to 1999, Mr. Heinzinger served as Vice President, e-Business Solutions. Prior to joining us in 1996, Mr. Heinzinger held various sales and sales management positions at Apertus Technologies, Inc. and IBM Corporation. Mr. Heinzinger received a B.B.A. from Pace University.

     Mr. Paul Wanuga currently serves as Chief Technology Officer. Prior to joining us in 1995, Mr. Wanuga worked for J.P. Morgan, where he investigated the application of new and emerging technologies across a variety of business units. Mr. Wanuga received his B.A. in Computer Science from Cornell University and his Masters of Architectural Science in Computer Graphics from Cornell's Computer Graphics Laboratory.

     Mr. Scott C. Faktor currently serves as Senior Vice President, e-Business Operations. Prior to joining us in 1995, Mr. Faktor worked for Apertus Technologies, Inc. where he was Vice President of sales for middleware products. Mr. Faktor received his B.S. in Mechanical Engineering from Lehigh University and his M.S. in Management Science from Stevens Institute of Technology.

     Ms. Pat Slutzky currently serves as Vice President, e-Business Solutions. Prior to joining us in 1997, Ms. Slutzky worked for Advanta Corporation, where she was Chief Information Officer. Ms. Slutzky received her B.S. in Computer Sciences from Spring Garden College.

     Mr. Mark Elder currently serves as Vice President, Strategies and Solutions Group. Prior to joining us in 1996, Mr. Elder was an independent consultant in both Europe and the Far East specializing in Lotus Notes. He holds a Higher National Diploma from Norwich City College and an M.B.A. from Bournemouth University, both located in the United Kingdom.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     Our by-laws provide that the number of members of our board of directors shall be one or more persons, as such number shall be fixed from time to time by a vote of a majority of the whole board. The number of directors is currently eight. We anticipate that one additional director will be elected after the closing of this offering. All of the officers identified above serve at the discretion of our board of directors.

     Our board of directors is divided into three classes of directors serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Our board of directors has resolved that Messrs. Najarian and Gleberman will be class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Gold, Shaw and Moxam will be class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Fass and Blumenthal will be class III directors whose terms expire at the 2002 annual meeting of stockholders. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies with its own nominees.

     From and after this offering and for so long as the investors associated with Goldman, Sachs & Co. hold in the aggregate at least 5% or more of our outstanding common stock, Goldman, Sachs & Co. has a right to designate two representatives to be included in the slate of directors recommended by the board to stockholders for election as class I and class III directors.

     In November 1999, our board of directors approved the creation of audit and compensation committees. All members of the audit committee and at least a majority of the compensation committee are to be independent directors. The audit committee will review the scope of our audit, recommend to the board the engagement of our independent auditors, review the financial statements with the independent auditors and management, review any issues relating to the independence of the independent auditors, review with the independent auditors and the board of directors any matters discussed in the management letter issued by the independent auditors and review any transactions between us and any of our officers, directors or other related parties. Our compensation committee will evaluate our compensation policies, approve executive compensation and executive employment contracts and administer our stock option plans. We intend to elect at least one additional independent director as soon as practical after the date of this prospectus, and this director will join Mr. Moxam on the audit and compensation committees.

EXECUTIVE COMPENSATION

     Set forth below is information concerning our executive officers to whom we paid or accrued compensation in excess of $100,000 during 1998.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM COMPENSATION
                                                                                    AWARDS
                                             ANNUAL COMPENSATION         -----------------------------
                                       -------------------------------   RESTRICTED      SECURITIES
                                                          OTHER ANNUAL     STOCK         UNDERLYING
NAME AND PRINCIPAL POSITION             SALARY    BONUS   COMPENSATION   AWARDS($)    OPTIONS, SARS(#)
---------------------------            --------   -----   ------------   ----------   ----------------
Jeffrey Najarian, Chief Executive
  Officer............................  $236,757                              --                --
Robert Gold, President...............   229,708                              --                --
Edward Shaw, Executive Vice President
  and Secretary......................   226,243                              --                --
Mark Arzoomanian, Executive Vice
  President and Treasurer............   223,708                              --                --
Mitchell Fass, Executive Vice
  President..........................   162,296                              --                --
Mark Gutterman, Chief Financial
  Officer............................        --    --       $224,200(1)      --           100,000

---------------
(1) Other annual compensation includes the dollar value of the difference between the exercise price of Mr. Gutterman's stock option and the fair market value of such option at the date of his purchase of the underlying shares.

     We have no employment agreements with any of our officers except for Mr. Gutterman, our chief financial officer. Mr. Gutterman has executed a seven-year employment agreement with us effective as of December 31, 1998 pursuant to which he serves as our chief financial officer. Under the agreement, as amended, we agreed to pay Mr. Gutterman a base salary of $200,000, subject to annual adjustment, and an annual or special bonus as we may determine in our discretion.

     Pursuant to Mr. Gutterman's employment agreement, on December 31, 1998, we granted him an option to purchase 100,000 shares of common stock at $2.50 per share pursuant to our 1997 stock option plan. Contemporaneously with the grant of the option, Mr. Gutterman exercised his option by paying $1,000 and delivering his six-year 6% promissory note for the balance of the purchase price. In April 1999, we loaned Mr. Gutterman $100,000 to enable him to pay taxes relating to his exercise of his option. In May 1999, we forgave both Mr. Gutterman's $249,000 note and his $100,000 loan, and we granted him an option to purchase 55,000 shares of common stock at $7.63 per share pursuant to our 1998 stock option plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth the stock options we granted for the year ended December 31, 1998 to each of the named executive officers.

                                     NUMBER OF         PERCENT OF TOTAL
                                     SECURITIES       OPTIONS GRANTED TO     EXERCISE PRICE
                                 UNDERLYING OPTIONS       EMPLOYEES            PER SHARE        EXPIRATION
NAME                                  GRANTED              IN 1998                ($)              DATE
----                             ------------------   ------------------   ------------------   ----------
Mark Gutterman.................       100,000                20.9%               $2.50           12/31/08

OPTION EXERCISES AND OUTSTANDING OPTIONS

     The following table sets forth information concerning the exercise of options during the year ended December 31, 1998 and the year-end value of options held by the named officers. No stock appreciation rights have been granted.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

                                                                      NUMBER OF
                                                                      SECURITIES            VALUE OF
                                                                      UNDERLYING           UNEXERCISED
                                                                     UNEXERCISED          IN-THE-MONEY
                                                                 OPTIONS(1) AT FISCAL   OPTIONS AT FISCAL
                                                                       YEAR END            YEAR END(2)
                                                                 --------------------   -----------------
                                    SHARES ACQUIRED    VALUE         EXERCISABLE/         EXERCISABLE/
NAME                                 UPON EXERCISE    REALIZED      UNEXERCISABLE         UNEXERCISABLE
----                                ---------------   --------   --------------------   -----------------
Mark Gutterman....................      100,000       $474,000         --/--                 --/--

     Since Mr. Gutterman has exercised his option, information as to the potential realization value is not included in the table.

1997 AND 1998 STOCK OPTION PLANS

     Our directors and stockholders adopted the 1997 stock option plan and the 1998 stock option plan pursuant to which we may grant options to purchase up to 3,000,000 shares of common stock. The options may be either incentive stock options, as defined in the Internal Revenue Code of 1986, as amended, or nonqualified stock options. The plans are administered by a committee consisting of at least three directors. If a committee is not appointed, the plans will be administered by the board of directors. The plans are presently administered by a committee of the board of directors, consisting of Messrs. Najarian and Blumenthal.

     The committee has broad power to select the individuals eligible to receive options, determine the terms and conditions of the options, accelerate the vesting schedule of options and generally administer and interpret the plans. The committee may grant options to key employees, including officers and directors, and consultants and others who receive compensation for services rendered to us.

     The plans provide that options may be exercised by payment by check, note or other securities that are approved by the committee. The optionees shall have no rights as a stockholder, including the right to vote and the right to dividends, until we have received payment in full of the exercise price.

     None of our officers named in the Summary Compensation Table received options pursuant to the plans other than Mr. Gutterman. As of September 30, 1999, we had outstanding options to purchase 2,395,550 shares of common stock.

     Options intended to be incentive stock options must be granted at an exercise price per share that is not less than the fair market value of the common stock on the date of grant and may have a term that is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

     Option holders do not recognize taxable income upon the grant of either incentive or non-qualified stock options. When employees exercise incentive stock options, they will not recognize taxable income upon exercise of the option, although the difference between the exercise price and the fair market value of the stock on the date of exercise is included in income for purposes of computing their alternative minimum tax liability, if any. If certain holding period requirements are met, their gain or loss on a subsequent sale of the stock will be taxed at capital gain rates. Generally, long-term capital gains rates will apply to their full gain at the time of the sale of the stock, provided that they do not dispose of the stock made within two years from the date of grant of the option or within one year after their acquisition of such stock, and the option is exercised while they are employed by us or within three months of the termination of their employment or one year in the event of death or disability, as defined in the Internal Revenue Code.

     In general, upon the exercise of a non-qualified option, the option holders will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date they exercise the option. Subject to certain limitations, we may deduct that amount as an expense for U.S. federal income tax purposes. In general, when they sell their shares, any profit or loss is either a short-term or long-term capital gain or loss, depending upon the holding period for the shares, and their basis in the shares will be the fair market value on the date of exercise.

DIRECTOR STOCK OPTION PLAN

     In November of 1999, our directors and stockholders adopted a director stock option plan, under which we may grant options to purchase up to 500,000 shares of common stock to non-employee directors. Initial option grants under the non-employee director plan vest upon grant. Annual option grants shall become exercisable cumulatively, as to one-third of the shares of common stock subject to the option six months, twelve months and eighteen months after the grant. The exercise price of the options granted under the plan shall not be less 100% of the fair market value of our common stock on the date of grant. Each option granted under the director stock option plan will be exercisable for a period of ten years from the date of grant.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware General Corporation Law. Delaware General Corporation Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any breach of their duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions or any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify other officers and employees and our agents to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity.

                              CERTAIN TRANSACTIONS

SALE OF PREFERRED STOCK

     We underwent a recapitalization, pursuant to which we issued a total of 7,370,826 of series A convertible preferred stock to a group of investment funds associated with Goldman, Sachs & Co. for an aggregate purchase price of $50.0 million, representing a purchase price of $6.78 per share. This recapitalization was effected as follows:

          - We issued 6,549,788 shares of series A convertible preferred stock, which are convertible on a one-to-one basis to common stock, pursuant to a preferred stock purchase agreement dated September 4, 1998. In connection with this issuance, these investment funds and we agreed to certain purchase price adjustments based upon net income thresholds to be achieved by us. These purchase price adjustments were to be effected by either the surrender of shares by the investment funds or the issuance of series A convertible preferred stock by us to the investment funds, as the case may be. In addition, the investment funds agreed to an additional purchase price adjustment to be based upon the price of our common stock during the twelve months following our initial public offering. This additional purchase price adjustment was to be effected by the subsequent transfer, by either the investment funds or our founding stockholders, as the case may be, to the other party, of shares of common stock.

          - On November 9, 1999, in order to finalize the net income purchase price adjustment described above and to eliminate the stock price purchase price adjustment described above, we issued 821,038 shares of series A convertible preferred stock to the investment funds. The resulting purchase price for the group of investment funds was $6.78 per share of series A convertible preferred stock.

          - On September 4, 1998, we purchased 5,960,308 shares of common stock from our founding stockholders for a purchase price of $7.45 per share, or a total of $44.4 million, of which $39.1 million was paid in September 1998 and $2.3 million was paid in December 1998. The remaining $3.0 million is payable from the proceeds of this offering or as of September 4, 2000.

     The shares of series A convertible preferred stock issued to the group of investment funds associated with Goldman, Sachs & Co. were issued to the following stockholders:

NAME                                                        SHARES       PURCHASE PRICE
----                                                     ------------    --------------
GS Capital Partners III, L.P. .........................  5,021,448.70    $34,063,120.89
GS Capital Partners III Offshore, L.P. ................  1,380,482.17      9,364,351.65
Stone Street Fund 1998, L.P. ..........................    566,226.84      3,840,830.00
Goldman, Sachs & Co. Verwaltungs GmbH .................    231,872.47      1,572,527.46
Bridge Street Fund 1998, L.P. .........................    170,855.75      1,159,170.00
                                                         ------------    --------------
                                                         7,370,825.93    $50,000,000.00

     Each share of series A convertible preferred stock automatically converts into one share of common stock upon the completion of this offering.

     The shares of common stock that we purchased were from the following stockholders:

NAME                                                           SHARES      PURCHASE PRICE
----                                                          ---------    --------------
Mark Arzoomanian............................................    780,800    $ 5,817,740.80
Paul Bayse..................................................     59,603        444,101.95
Peter Bonjuklian............................................    178,809      1,332,305.86
Arthur Farkas...............................................    119,206        888,203.91
Mitchell Fass...............................................    387,420      2,886,666.42
Robert Gold.................................................    900,006      6,705,944.71
Peter Melomo................................................     89,405        666,156.66
Jeffrey Najarian............................................  1,019,213      7,594,156.06
George Setford..............................................  1,019,213      7,594,156.06
Edward Shaw.................................................  1,019,213      7,594,156.06
Jonathan Toder..............................................    387,420      2,886,666.42
                                                              ---------    --------------
                                                              5,960,308    $44,410,254.91

     In connection with the sale of the series A convertible preferred stock and the recapitalization described above:

          - We granted the preferred stockholders the right to designate two members to our board of directors, and the founding stockholders agreed to vote their shares in favor of those two members. Messrs. Blumenthal and Gleberman are the directors designated by the preferred stockholders.

          - We granted the preferred stockholders and the founding stockholders demand and piggyback registration rights.

          - The preferred stockholders and the founding stockholders granted each other rights of first refusal in the event that they desire to sell their shares.

     In connection with the termination of the employment of Jonathan Toder, in December 1999 we entered into a settlement agreement with him. The agreement provided, among other things, for our purchase of all 912,580 of his shares of common stock for $3,100,000. One-half of this amount, without interest, is to be paid on January 5, 2000, and the balance, without interest, is to be paid on the earlier of January 5, 2001 or the closing of this offering. Mr. Toder is a founding stockholder and was an executive officer from 1992 until 1999.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of the date of this prospectus and as adjusted to reflect the sale of the common stock offered by this prospectus, information with respect to shares beneficially owned by (1) each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock, (2) each of our directors, (3) each of our officers named in the Summary Compensation Table and (4) all current executive officers and directors as a group. The number of shares shown as beneficially owned by each stockholder is adjusted to reflect the sale of shares offered in this offering and the conversion of all outstanding preferred stock and other convertible securities into common stock. We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares beneficially owned by him is deemed to include the number of shares beneficially owned by that person (and only that person) by reason of such acquisition rights. The percentage of beneficial ownership for the following table is based on 21,510,518 shares of common stock and series A convertible preferred stock, assuming its conversion into common
stock, outstanding as of September 30, 1999, and           shares of common
stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Transaction Information Systems, Inc., 115 Broadway, New York, New York 10006. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                        NUMBER OF SHARES              PERCENTAGE BENEFICIALLY OWNED
                                          BENEFICIALLY           ---------------------------------------
NAME OF BENEFICIAL OWNER                    OWNED(1)             PRIOR TO OFFERING        AFTER OFFERING
------------------------               ------------------        -----------------        --------------
Entities affiliated with Goldman,
  Sachs & Co.(2).....................       7,370,826                  34.3%
Jeffrey Najarian(3)..................       2,400,787                  11.2
Edward Shaw(4).......................       2,400,787                  11.2
George Setford.......................       2,400,787                  11.2
Robert Gold(5).......................       2,119,994                   9.9
Mark Arzoomanian.....................       1,839,200                   8.6
Mitchell Fass........................         912,580                   4.2
Mark Gutterman.......................         100,000                     *
Randall Blumenthal(6)................       7,370,826                  34.3
Joseph Gleberman(7)..................       7,370,826                  34.3
David Moxam(8).......................          15,000                     *
All officers and directors as a group
  (14 persons).......................      20,612,938                  95.8%

---------------
 *  Less than 1%.

(1) Unless otherwise indicated, each person has the sole voting and sole investment power and direct beneficial ownership of the shares. Each person is deemed to beneficially own shares of common stock issuable upon exercise of options or warrants that are exercisable on or within 60 days after the date as of which the information is provided. The shares of preferred stock are deemed to have been converted into common stock and the additional shares issuable at the closing date are treated as owned by them before the offering.

(2) Represents 7,370,825.93 shares of common stock issuable upon the conversion of the shares of the series A convertible preferred stock owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager. Includes 5,021,448.70 series A convertible preferred shares held of record by GS Capital Partners III, L.P., 1,380,482.17 series A convertible preferred shares held of record by GS Capital Partners III Offshore, L.P., 231,872.47 series A convertible preferred shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH, 566,226.84 series A convertible preferred shares held of record by Stone Street Fund 1998, L.P. and 170,855.75 series A convertible preferred shares held of record by Bridge Street Fund 1998, L.P. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaim beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests held by persons other than The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1998, L.P. and Bridge Street Fund 1998, L.P. is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004,
    Attention: Eve Gerriets.

(3) Includes stock owned by the Jeffrey Najarian 1999 Family Trust.

(4) Includes stock owned by the Edward L. Shaw 1999 Family Trust.

(5) Includes stock owned by the Robert Gold 1999 Family Trust.

(6) The address of Mr. Blumenthal is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004. Mr. Blumenthal is a Managing Director of Goldman, Sachs & Co. and will be a Managing Director effective November 27, 1999, and he disclaims beneficial ownership of the shares held by Goldman, Sachs & Co. except to the extent of his pecuniary interest.

(7) The address of Mr. Gleberman is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004. Mr. Gleberman is a Managing Director of Goldman, Sachs & Co., and he disclaims beneficial ownership of the shares held by Goldman, Sachs & Co. except as to the extent of his pecuniary interest.

(8) The address of Mr. Moxam is 5630 West Hanover Avenue, Dallas, Texas 75209.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 75,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. As of September 30, 1999, we had outstanding 14,139,692 shares of common stock held by twelve stockholders of record and 6,549,788 shares of series A convertible preferred stock held by five stockholders of record, which does not include 821,038 of additional series A convertible preferred stock issued November 9, 1999, and options to purchase an aggregate of 2,395,550 shares of our common stock.

     The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

     Our certificate of incorporation divides our board of directors into three classes with staggered three-year terms. See "Management." In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our shares of capital stock entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the company.

     Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation provides that special meetings of the stockholders may only be called by our Chairman of the Board, President or board of directors. Under our by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain advance notice requirements. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least two-thirds of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. After we complete this offering, based upon the number of shares outstanding as
of September 30, 1999, there will be                shares of our common stock
outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock). Of these
outstanding shares, the                shares sold in this offering will be
freely tradeable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     All of the shares offered under this prospectus will be freely tradable in
the open market. The remaining        shares of common stock that will be
outstanding after this offering are considered "restricted securities" under Rule 144 of the Securities Act. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering. Certain of the restricted securities are subject to lock-up agreements with the underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock without the prior permission of the underwriters for a period of 180 days after the completion of this offering. The underwriters currently do not intend to release anyone from the lock-up agreement. The table below sets forth information regarding potential sales of restricted securities:

     - shares which are not subject to the 180-day lock-up period may be sold immediately after completion of this offering; and

     - additional shares may be sold upon the expiration of the 180-day lock-up period.

     In general, under Rule 144, stockholders, including our affiliates, who have beneficially owned restricted securities for at least one year, are entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, a stockholder, who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares immediately under Rule 144(k) without compliance with the above described requirements under Rule 144.

     Securities issued in reliance on Rule 701 (such as shares of our common stock acquired pursuant to the exercise of certain options granted under our stock plans) are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

STOCK OPTIONS

     Shares of common stock may also be issued and sold upon the exercise of options. After this offering, we intend to register an aggregate of shares of common stock, which may be issued under our 1997 and 1998 stock option plans. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable.

REGISTRATION RIGHTS

     Upon completion of this offering, holders of 7,370,826 shares of our series A convertible preferred stock are entitled to demand registration rights pursuant to which they may require us to file a registration under the Securities Act at our expense with respect to the shares of our common stock they will hold as a result of the conversion of the preferred stock.

     Upon completion of this offering, those stockholders also will be entitled to piggyback registration rights in connection with any registration by us of securities for our own account or for the account of other stockholders. If we propose to register any shares of common stock under the Securities Act, we are required to give those stockholders notice of the registration and to include their shares in the registration statement.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC and FleetBoston Robertson Stephens Inc., have severally agreed to purchase from us the following respective number of shares of our common stock:

                                                                 NUMBER
NAME                                                            OF SHARES
----                                                            ---------
Hambrecht & Quist LLC ......................................
FleetBoston Robertson Stephens Inc. ........................
                                                                 ------
          Total.............................................
                                                                 ======

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in
excess of $       per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $       per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. We have been advised by the representatives that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered in this offering. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercises and full exercises of the underwriters' over-allotment option to purchase additional shares.

     Underwriting Discounts and Commissions Payable By Us:

                                                               WITHOUT             WITH
                                                            OVER-ALLOTMENT    OVER-ALLOTMENT
                                                               EXERCISE          EXERCISE
                                                            --------------    --------------
Per Share.................................................     $                 $
Total.....................................................     $                 $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately
$          million.

     At our request, the underwriters will reserve up to           shares of
common stock to be issued by us and offered for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against liabilities connected to this offering, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

     Our executive officers, directors, stockholders and optionholders each agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock or any securities exchangeable for or convertible into shares of common stock owned by them as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquired the power of distribution until the 180 days following the date of this prospectus.

     In addition, we have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until the date 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, the additional options may not be exercisable during such period.

     Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price for the common stock will be determined by negotiations among ourselves and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, will be our historical performance, estimates of our business potential and earnings, prospects, an assessment of management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

     A prospectus in electronic format is being made available on a web site maintained by Hambrecht & Quist LLC. In addition, some broker-dealers may choose to make the prospectus in electronic format available on web sites maintained by them.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     Our largest client in 1997, 1998 and in the nine months ended September 30, 1999 was Chase Manhattan Bank. The Chase Corporation, the parent of Chase Manhattan Bank, acquired Hambrecht & Quist LLC, one of our managing underwriters, on December 8, 1999.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by us hereby will be passed upon for us by Esanu Katsky Korins & Siger, LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements as of and for the nine months ended September 30, 1999 and as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the financial statement schedule included in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the stock we are offering by this prospectus. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus or to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

     You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors and to make available to our stockholders quarterly reports containing unaudited financial reports for the first three quarters of each fiscal year.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE(S)
                                                                 -------
Report of Independent Accountants...........................       F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets
     As of December 31, 1997 and 1998 and September 30,
      1999..................................................       F-3
  Consolidated Statements of Income
     For the years ended December 31, 1996, 1997 and 1998
      and nine months ended
       September 30, 1998 (unaudited) and 1999..............       F-4
  Consolidated Statements of Stockholders' Equity
     For the years ended December 31, 1996, 1997 and 1998
      and nine months ended September 30, 1999..............       F-5
  Consolidated Statements of Cash Flows
     For the years ended December 31, 1996, 1997 and 1998
      and nine months ended September 30, 1998 (unaudited)
      and 1999..............................................    F-6 - F-7
Notes to Consolidated Financial Statements..................    F-8 - F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Transaction Information Systems, Inc. and subsidiaries

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Transaction Information Systems, Inc. and its subsidiaries at December 31, 1997 and 1998 and September 30, 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

New York, New York
November 12, 1999

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------   SEPTEMBER 30,
                                                         1997           1998           1999
                                                      -----------   ------------   -------------
ASSETS:
Current assets:
  Cash and cash equivalents.........................  $   665,209   $  2,432,123   $  4,175,316
  Accounts receivable, net of allowance for doubtful
     accounts of $198,472, $442,336, and
     $1,025,801.....................................   12,345,243     19,536,291     23,267,519
  Income taxes receivable...........................           --      1,514,074        565,191
  Prepaid expenses and other current assets.........      256,842        235,638        922,042
  Deferred taxes....................................      656,219        178,862        450,327
                                                      -----------   ------------   ------------
          Total current assets......................   13,923,513     23,896,988     29,380,395
Property and equipment, net.........................      854,675      1,815,711      3,407,729
Other assets........................................      132,040        238,634        253,607
                                                      -----------   ------------   ------------
          Total assets..............................  $14,910,228   $ 25,951,333   $ 33,041,731
                                                      ===========   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Line of credit....................................  $ 2,956,738   $  2,778,463   $  7,851,593
  Notes payable -- stockholders.....................           --             --      3,000,000
  Accounts payable..................................    1,063,974      3,040,769      2,390,798
  Commissions payable...............................      973,520      1,177,734      2,117,262
  Accrued salaries..................................    2,716,118      4,632,294      5,071,950
  Accrued expenses and other current liabilities....      778,079        761,372      1,612,758
  Obligations under capital leases..................      235,178        592,202        581,567
  Deferred taxes....................................    1,094,446        729,035        729,035
                                                      -----------   ------------   ------------
          Total current liabilities.................    9,818,053     13,711,869     23,354,963
Obligations under capital leases....................      590,449      1,002,665        570,731
Notes payable -- stockholders.......................           --      3,000,000             --
Deferred taxes......................................           --        729,035        182,259
                                                      -----------   ------------   ------------
          Total liabilities.........................   10,408,502     18,443,569     24,107,953
                                                      -----------   ------------   ------------
Commitments and contingencies (Notes 9 & 10)
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized; no shares issued and outstanding in
     1997; 10,000,000 shares authorized of which
     8,000,000 shares are series A convertible
     preferred; 6,549,788 shares of series A issued
     and outstanding in 1998 and 1999...............           --     49,160,426     49,160,426
  Common stock, $0.01 par value; 75,000,000 shares
     authorized; 20,000,000 shares issued and
     outstanding in 1997, 20,100,000 shares issued
     and 14,139,692 shares outstanding in 1998 and
     1999...........................................      100,000        201,000        201,000
  Additional paid-in capital........................      152,515        525,715        525,715
  Retained earnings.................................    4,249,211      2,280,299      3,457,313
  Treasury stock, at cost: 5,960,308 shares.........           --    (44,410,676)   (44,410,676)
  Receivable from officer...........................           --       (249,000)            --
                                                      -----------   ------------   ------------
          Total stockholders' equity................    4,501,726      7,507,764      8,933,778
                                                      -----------   ------------   ------------
          Total liabilities and stockholders'
            equity..................................  $14,910,228   $ 25,951,333   $ 33,041,731
                                                      ===========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                   ---------------------------------------   -------------------------
                                      1996          1997          1998          1998          1999
                                   -----------   -----------   -----------   -----------   -----------
                                                                             (UNAUDITED)
Revenue..........................  $33,349,878   $55,264,323   $84,730,747   $60,790,091   $76,578,872
Cost of revenue..................   21,680,072    35,664,579    53,842,706    38,093,503    48,672,209
                                   -----------   -----------   -----------   -----------   -----------
     Gross profit................   11,669,806    19,599,744    30,888,041    22,696,588    27,906,663
                                   -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Sales and marketing............    4,397,454     8,672,603    13,717,559     9,778,837    14,070,053
  General and administrative.....    3,760,732     5,800,152    11,116,382     8,195,932    10,006,554
  Research and development.......      548,814     1,095,873     1,374,527     1,001,237     1,141,325
                                   -----------   -----------   -----------   -----------   -----------
     Total operating expenses....    8,707,000    15,568,628    26,208,468    18,976,006    25,217,932
                                   -----------   -----------   -----------   -----------   -----------
     Income from operations......    2,962,806     4,031,116     4,679,573     3,720,582     2,688,731
Other income (expenses):
  Interest expense, net..........      (72,331)     (217,997)     (252,650)     (189,012)     (262,594)
  Loss from equity investment....           --            --            --            --      (191,838)
                                   -----------   -----------   -----------   -----------   -----------
     Income before income
       taxes.....................    2,890,475     3,813,119     4,426,923     3,531,570     2,234,299
Provision for income taxes.......      214,531       222,120     1,739,580     1,416,079     1,057,285
                                   -----------   -----------   -----------   -----------   -----------
     Net income..................  $ 2,675,944   $ 3,590,999   $ 2,687,343   $ 2,115,491   $ 1,177,014
                                   ===========   ===========   ===========   ===========   ===========
Basic net income per share.......  $      0.13   $      0.18   $      0.15   $      0.11   $      0.08
                                   ===========   ===========   ===========   ===========   ===========
Diluted net income per share.....  $      0.13   $      0.18   $      0.13   $      0.10   $      0.05
                                   ===========   ===========   ===========   ===========   ===========
Weighted average shares of common
  stock outstanding..............   20,000,000    20,000,000    18,057,050    19,410,519    14,139,692
                                   ===========   ===========   ===========   ===========   ===========
Weighted average common stock and
  common stock equivalents.......   20,000,000    20,000,000    20,457,393    20,273,657    22,071,627
                                   ===========   ===========   ===========   ===========   ===========
Unaudited pro forma data (Note
  5):
  Income before income taxes.....  $ 2,890,475   $ 3,813,119   $ 4,426,923   $ 3,531,570   $
  Pro forma provision for income
     taxes.......................    1,358,523     1,792,166     2,080,654     1,659,838
                                   -----------   -----------   -----------   -----------   -----------
     Pro forma net income........  $ 1,531,952   $ 1,420,953   $ 2,020,953   $ 1,871,732   $
                                   ===========   ===========   ===========   ===========   ===========
Pro forma basic net income per
  share..........................  $      0.08   $      0.07   $      0.10   $      0.10   $
                                   ===========   ===========   ===========   ===========   ===========
Pro forma diluted net income per
  share..........................  $      0.08   $      0.07   $      0.10   $      0.09   $
                                   ===========   ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30, 1999

                           PREFERRED STOCK           COMMON STOCK        ADDITIONAL                      TREASURY STOCK
                       -----------------------   ---------------------    PAID-IN      RETAINED     ------------------------
                        SHARES       AMOUNT        SHARES      AMOUNT     CAPITAL      EARNINGS      SHARES        AMOUNT
                       ---------   -----------   ----------   --------   ----------   -----------   ---------   ------------
Balance, December 31,
  1995...............         --   $        --   20,000,000   $100,000   $ 152,515    $ 1,569,615          --   $         --
Net income...........                                                                   2,675,944
Distribution to
  stockholders.......                                                                  (1,563,277)
                       ---------   -----------   ----------   --------   ---------    -----------   ---------   ------------
Balance, December 31,
  1996...............         --            --   20,000,000    100,000     152,515      2,682,282          --             --
Net income...........                                                                   3,590,999
Distribution to
  stockholders.......                                                                  (2,024,070)
                       ---------   -----------   ----------   --------   ---------    -----------   ---------   ------------
Balance, December 31,
  1997...............         --            --   20,000,000    100,000     152,515      4,249,211          --             --
Net income...........                                                                   2,687,343
Two-for-one stock
  split..............                                          100,000    (100,000)
Distribution to
  stockholders.......                                                                  (4,656,255)
Issuance of series A
  convertible
  preferred stock,
  net................  6,549,788    49,160,426
Repurchase of common
  stock..............                                                                               5,960,308    (44,410,676)
Employee stock
  compensation.......                                                      224,200
Exercise of stock
  options............                               100,000      1,000     249,000
                       ---------   -----------   ----------   --------   ---------    -----------   ---------   ------------
Balance, December 31,
  1998...............  6,549,788    49,160,426   20,100,000    201,000     525,715      2,280,299   5,960,308    (44,410,676)
Net income...........                                                                   1,177,014
Forgiveness of
  receivable from
  officer............
                       ---------   -----------   ----------   --------   ---------    -----------   ---------   ------------
Balance, September
  30, 1999...........  6,549,788   $49,160,426   20,100,000   $201,000   $ 525,715    $ 3,457,313   5,960,308   $(44,410,676)
                       =========   ===========   ==========   ========   =========    ===========   =========   ============

                       RECEIVABLE
                          FROM
                        OFFICER        TOTAL
                       ----------   ------------
Balance, December 31,
  1995...............  $      --    $  1,822,130
Net income...........                  2,675,944
Distribution to
  stockholders.......                 (1,563,277)
                       ---------    ------------
Balance, December 31,
  1996...............         --       2,934,797
Net income...........                  3,590,999
Distribution to
  stockholders.......                 (2,024,070)
                       ---------    ------------
Balance, December 31,
  1997...............         --       4,501,726
Net income...........                  2,687,343
Two-for-one stock
  split..............                         --
Distribution to
  stockholders.......                 (4,656,255)
Issuance of series A
  convertible
  preferred stock,
  net................                 49,160,426
Repurchase of common
  stock..............                (44,410,676)
Employee stock
  compensation.......                    224,200
Exercise of stock
  options............   (249,000)          1,000
                       ---------    ------------
Balance, December 31,
  1998...............   (249,000)      7,507,764
Net income...........                  1,177,014
Forgiveness of
  receivable from
  officer............    249,000         249,000
                       ---------    ------------
Balance, September
  30, 1999...........  $      --    $  8,933,778
                       =========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                  --------------------------------------   -------------------------
                                                     1996         1997          1998           1998          1999
                                                  ----------   ----------   ------------   ------------   ----------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
Net income......................................  $2,675,944   $3,590,999   $  2,687,343   $  2,115,491   $1,177,014
  Adjustments to reconcile net income to net
    cash (used in) provided by operating
    activities:
    Depreciation and amortization...............      33,674      322,890        609,919        517,873      730,812
    Deferred income taxes.......................     151,245      141,924        840,981      1,155,350     (818,241)
    Employee stock compensation.................          --           --        224,200             --      249,000
    Loss from equity investment.................          --           --             --             --      191,838
    Changes in operating assets and liabilities:
       Accounts receivable, net.................  (5,167,611)  (3,680,959)    (7,191,048)    (6,760,906)  (3,731,228)
       Income taxes receivable..................          --           --     (1,514,074)            --      948,883
       Prepaid expenses and other current
         assets.................................    (344,025)     162,237         57,965        (42,126)    (673,281)
       Other assets.............................     (67,138)     (52,702)      (106,594)        10,460       24,239
       Accounts payable.........................     173,615      479,604      1,501,795        229,472     (174,971)
       Commissions payable......................     551,438        7,914        204,214        761,813      939,528
       Accrued salaries.........................     902,938      929,466      1,916,176      2,802,348      439,656
       Accrued expenses and other current
         liabilities............................     297,508      397,701        (16,707)     2,532,503      851,386
                                                  ----------   ----------   ------------   ------------   ----------
         Net cash (used in) provided by
           operating activities.................    (792,412)   2,299,074       (785,830)     3,322,278      154,635
                                                  ----------   ----------   ------------   ------------   ----------
Cash flows from investing activities:
  Purchase of property and equipment............     (97,336)    (109,095)      (383,104)      (109,672)  (2,322,830)
  Equity investment.............................          --           --             --             --     (231,050)
                                                  ----------   ----------   ------------   ------------   ----------
         Net cash used in investing
           activities...........................     (97,336)    (109,095)      (383,104)      (109,672)  (2,553,880)
                                                  ----------   ----------   ------------   ------------   ----------
Cash flows from financing activities:
  Stockholders' distributions...................  (1,563,277)  (2,024,070)    (4,656,255)    (4,656,255)          --
  Line of credit................................   3,009,717     (253,220)      (178,275)      (140,804)   5,073,130
  Payments of obligations under capital
    leases......................................          --      (86,284)      (418,611)      (298,051)    (442,569)
  Proceeds from issuance of series A convertible
    preferred stock.............................          --           --     50,000,000     50,000,000           --
  Costs associated with issuance of series A
    convertible preferred stock.................          --           --       (364,574)      (364,574)    (475,000)
  Proceeds from exercise of stock options.......          --           --          1,000             --           --
  Repurchase of common stock....................          --           --    (41,410,676)   (41,410,676)          --
  Other.........................................      17,981       64,643        (36,761)       (17,655)     (13,123)
                                                  ----------   ----------   ------------   ------------   ----------
Net cash provided by (used in) financing
  activities....................................   1,464,421   (2,298,931)     2,935,848      3,111,985    4,142,438
                                                  ----------   ----------   ------------   ------------   ----------
Net increase (decrease) in cash and cash
  equivalents...................................     574,673     (108,952)     1,766,914      6,324,591    1,743,193
Cash and cash equivalents, beginning of
  period........................................     199,488      774,161        665,209        665,209    2,432,123
                                                  ----------   ----------   ------------   ------------   ----------
Cash and cash equivalents, end of period........  $  774,161   $  665,209   $  2,432,123   $  6,989,800   $4,175,316
                                                  ==========   ==========   ============   ============   ==========

                                                                                               NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                  --------------------------------------   -------------------------
                                                     1996         1997          1998           1998          1999
                                                  ----------   ----------   ------------   ------------   ----------
                                                                                           (UNAUDITED)
Supplemental disclosures of cash flow
information:
  Cash paid during the period for:
    Interest....................................  $   84,622   $  232,637   $    383,366   $    288,677   $  399,347
    Income taxes................................  $   66,804   $   76,716   $  2,360,984   $  1,236,815   $1,402,081
  Noncash investing and financing activities:
    Capital lease obligations...................  $       --   $  911,910   $  1,187,851   $    806,343   $       --
    Receivable from officer.....................  $       --   $       --   $    249,000   $         --   $       --
    Notes payable in connection with purchase of
       treasury stock...........................  $       --   $       --   $  3,000,000   $  3,000,000   $       --
    Accrual for costs associated with issuance
       of series A convertible preferred
       stock....................................  $       --   $       --   $    475,000   $    475,000   $       --

  The accompanying notes are an integral part of these consolidated financial statements.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Transaction Information Systems, Inc. ("TIS") is a Delaware Corporation. TIS and its wholly-owned subsidiaries are collectively referred to as the "Company." The Company operates in two segments, which are e-business solutions and information technology consulting. The e-business solutions segment offers a comprehensive range of services that focuses on the design, development, deployment and management of e-business solutions. These services include e-business consulting, solution architecture and development, analysis of infrastructures, design and planning, implementation, testing, and training. The information technology consulting segment places experienced software developers, network engineers and administrators with clients either on a project-by-project or on a permanent basis. The Company generates its revenues primarily from customers in the financial services industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include TIS, and its wholly-owned subsidiaries, Setford-Shaw-Najarian Associates, Ltd. ("SSNA") and T.I.S. Equipment Corp., Inc. ("TEC"). The stockholders of SSNA and TEC contributed their stock in SSNA and TEC to TIS, effective December 31, 1997 and September 4, 1998, respectively. Prior to these dates of contribution, SSNA and TEC were held under common control by the stockholders of TIS. Such stockholders' ownership interests in SSNA and TEC were identical to their ownership interests in TIS.

     The consolidated financial statements present SSNA and TEC as if they were wholly-owned by TIS for all periods presented, due to their previous common ownership. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. In the opinion of management, all adjustments necessary for a fair presentation are reflected in the unaudited interim period consolidated financial statement presented.

  Cash and Cash Equivalents

     The Company classifies as cash and cash equivalents amounts on deposit in banks and temporarily invested cash with original maturities of three months or less.

  Concentration of Credit Risk

     The Company's cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institutions.

     For the year ended December 31, 1997, one customer accounted for 18.3% of revenue and for the year ended December 31, 1998, two customers accounted for 24.3% of revenue, one of which accounted for 11.7% and one which accounted for 12.6%. No customer accounted for greater than 10% of revenue for the nine months ended September 30, 1999.

  Depreciation

     Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while purchases, renewals and betterments are capitalized. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements and assets under capital leases are amortized on a straight-line method over the shorter of the estimated useful lives or the related remaining lease term.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     The estimated useful lives of the respective assets are as follows:

Computers and equipment.....................................  3 to 5 years
Furniture and fixtures......................................  7 years
Leasehold improvements......................................  9 to 13 years
Assets under capital leases.................................  3 to 5 years

     Upon retirement or disposal, the asset cost and related accumulated depreciation or amortization are eliminated from the respective accounts and the resulting gain or loss, if any, is included in the results of operations for the period. Management reviews individual long-term tangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, by evaluating future cash flows of the asset and recognizes, on a current basis, any diminution in value.

  Income Taxes

     On September 4, 1998, as a result of the issuance of series A convertible preferred stock (see Note 7), the Company changed its legal status from an S Corporation to a C Corporation for U.S. federal and state income tax purposes. Simultaneously, the Company elected under Internal Revenue Code Section 481(A) to be taxed on an accrual basis with an effective date of January 1, 1998. The Company has provided for U.S. federal and state income tax liabilities incurred upon conversion to the accrual method. The stockholders of the S Corporation will recognize 25% of this tax liability and the Company will pay the remaining 75% ratably over three tax periods commencing with the tax period from September 4, 1998 to December 31, 1998.

     The Company accounts for income taxes using the liability method. Such method requires that the Company recognize deferred tax assets, to the extent that realization of such assets is more likely than not, and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or will be included in tax returns.

  Revenue Recognition

     e-Business solutions revenues are derived principally from time and materials contracts, when the work is performed. Revenues derived from fixed fee contracts are recognized on a percentage-of-completion method, based on the ratio of costs incurred to total estimated costs. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion. Billings received in advance of services performed are recorded as deferred revenues. Information technology consulting revenues are recognized when a technology professional performs services, or upon placement of a technology professional on a permanent basis.

  Research and Development

     Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility and prior to general release of the software. Based on the Company's development process, technological feasibility is established upon completion of a working model. The period between technological feasibility and general release is relatively short and the costs incurred during this period have been insignificant for capitalization. Accordingly, research and development costs are expensed as incurred.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

  Advertising

     Advertising costs are expensed when the advertisement is run.

  Stock Options

     The Company accounts for stock options granted to employees in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25). The Company has adopted the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price.

  Employee Benefit Plan

     The Company has a defined contribution plan (401(k)) covering all full time employees. Employee contributions are subject to certain limitations. The Company may elect to make 401(k) matching contributions to the plan. The Company did not make matching contributions in any period presented.

  Earnings Per Share

     Common stock for diluted earnings per share purposes include incremental shares of common stock issuable upon the exercise of stock options and upon conversion of the series A convertible preferred stock. The calculation of diluted earnings per share excludes potential common shares if the effect is antidilutive. On September 3, 1998, the Company declared a two-for-one stock split. Accordingly, all references to the number of shares of common stock, earnings per share and stock option data for all prior years have been restated to reflect this stock split.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the recoverability of accounts receivable and estimates to complete for projects accounted for under the percentage-of-completion method.

  Reclassifications

     Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

3. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999:

                                                                                NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
Basic net income per share:
  Net income....................  $ 2,675,944   $ 3,590,999   $ 2,687,343   $ 2,115,491   $ 1,177,014
                                  ===========   ===========   ===========   ===========   ===========
  Weighted average shares of
     common stock outstanding...   20,000,000    20,000,000    18,057,050    19,410,519    14,139,692
                                  ===========   ===========   ===========   ===========   ===========
  Basic net income per share....  $      0.13   $      0.18   $      0.15   $      0.11   $      0.08
                                  ===========   ===========   ===========   ===========   ===========
Diluted net income per common
  share:
  Net income....................  $ 2,675,944   $ 3,590,999   $ 2,687,343   $ 2,115,491   $ 1,177,014
                                  ===========   ===========   ===========   ===========   ===========
  Weighted average shares of
     common stock outstanding...   20,000,000    20,000,000    18,057,050    19,410,519    14,139,692
  Shares of common stock
     issuable upon the assumed
     conversion of series A
     preferred stock............           --            --     2,135,410       647,781     7,514,694
  Incremental shares assumed
     exercised under common
     stock option plans.........           --            --       264,933       215,357       417,241
                                  -----------   -----------   -----------   -----------   -----------
  Adjusted shares of common
     stock and common stock
     equivalents................   20,000,000    20,000,000    20,457,393    20,273,657    22,071,627
                                  ===========   ===========   ===========   ===========   ===========
  Diluted net income
     per share..................  $      0.13   $      0.18   $      0.13   $      0.10   $      0.05
                                  ===========   ===========   ===========   ===========   ===========

4. PROPERTY AND EQUIPMENT

     The cost and accumulated depreciation and amortization of property and equipment as of December 31, 1997 and 1998 and September 30, 1999 are as follows:

                                                  1997          1998           1999
                                               ----------    -----------    -----------
Computers....................................  $  162,714    $   439,242    $ 1,697,606
Equipment....................................     225,444        268,793        391,269
Furniture and fixtures.......................      14,283         77,510        435,043
Leasehold improvements.......................          --             --        475,709
Assets under capital leases..................     911,910      2,099,761      2,099,761
                                               ----------    -----------    -----------
          Total property and equipment.......   1,314,351      2,885,306      5,099,388
Less: Accumulated depreciation and
      amortization...........................    (459,676)    (1,069,595)    (1,691,659)
                                               ----------    -----------    -----------
          Net property and equipment.........  $  854,675    $ 1,815,711    $ 3,407,729
                                               ==========    ===========    ===========

     Accumulated amortization for assets under capital leases was $233,122, $728,244 and $1,201,138 as of December 31, 1997 and 1998 and September 30, 1999,
respectively.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

5. INCOME TAXES

     Prior to the change to C Corporation tax status, the income of the Company was reported in the individual income tax returns of its stockholders for U.S. federal and state income tax purposes. The financial statements prior to September 4, 1998 only include a provision for New York City income tax. State and local tax returns are filed on a consolidated or separate basis depending on the applicable laws.

     The pro forma provision for income taxes has been presented as if the Company had been a C Corporation for all periods presented.

     The Company's actual provision for income taxes for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 consisted of the following:

                                                                    NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                         -----------------------------------    -------------------------
                           1996         1997         1998          1998           1999
                         --------     --------    ----------    -----------    ----------
                                                                (UNAUDITED)
Federal:
Current................  $     --     $     --    $  437,641    $   19,422     $1,236,142
  Deferred.............        --           --       842,122       969,672       (539,295)
                         --------     --------    ----------    ----------     ----------
          Total........        --           --     1,279,763       989,094        696,847
                         --------     --------    ----------    ----------     ----------
State and Local:
  Current..............    63,286       80,196       460,958       241,301        639,384
  Deferred.............   151,245      141,924        (1,141)      185,684       (278,946)
                         --------     --------    ----------    ----------     ----------
          Total........   214,531      222,120       459,817       426,985        360,438
                         --------     --------    ----------    ----------     ----------
Total provision for
  income taxes.........  $214,531     $222,120    $1,739,580    $1,416,079     $1,057,285
                         ========     ========    ==========    ==========     ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's net deferred income tax assets and liabilities as of December 31, 1997 and 1998 and September 30, 1999 are as follows:

                                                     1997          1998         1999
                                                  ----------    ----------    --------
Deferred tax assets:
  Allowance for doubtful accounts...............  $       --    $  178,862    $450,327
  Net operating loss carryforwards..............     162,101            --          --
  Accounts and commissions payable..............     420,670            --          --
  Other.........................................      73,448            --          --
                                                  ----------    ----------    --------
          Total deferred tax assets.............     656,219       178,862     450,327
                                                  ----------    ----------    --------
Deferred tax liabilities:
  Accounts receivable...........................   1,089,238            --          --
  Other.........................................       5,208            --          --
  Cash-to-accrual basis adjustment (481(A)).....          --     1,458,070     911,294
                                                  ----------    ----------    --------
          Total deferred tax liabilities........   1,094,446     1,458,070     911,294
                                                  ----------    ----------    --------
          Net deferred tax liabilities..........  $  438,227    $1,279,208    $460,967
                                                  ==========    ==========    ========

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 is as follows:

                                                                             NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                             ----------------------------------------    -------------------------
                                1996           1997           1998          1998           1999
                             -----------    -----------    ----------    -----------    ----------
                                                                         (UNAUDITED)
Income tax provision at
  federal statutory tax
  rate of 34%..............  $   982,762    $ 1,296,460    $1,505,154    $1,200,888     $  756,862
State and local taxes,
  net......................      245,690        324,115       376,288       300,183        189,915
Subchapter S Corporation
  income...................   (1,092,557)    (1,577,690)     (100,831)     (100,831)            --
Non-deductible expenses....       78,636        179,235       130,155        15,839        110,508
                             -----------    -----------    ----------    ----------     ----------
Provision for income
  taxes....................  $   214,531    $   222,120    $1,739,580    $1,416,079     $1,057,285
                             ===========    ===========    ==========    ==========     ==========

6. LINE OF CREDIT

     The Company has a line of credit with a commercial lender, with borrowings limited to 80% of eligible accounts receivable, subject to a maximum of $10,000,000 as of September 30, 1999. The Company has used $1,251,461 of its available credit for four stand-by letters of credit expiring November 30, 1999, May 31, 2000 and two on October 31, 2000. The Company's obligations under the line of credit bear interest at the 30-day commercial paper rate, as published by the Wall Street Journal, plus 2.8% in 1997 and 2.5% in 1998 and 1999. The line of credit is collateralized by a first lien on the Company's accounts receivable, a lien on all of the Company's other assets and is guaranteed by certain of the Company's common stockholders.

     Interest expense for the years ended December 31, 1996, 1997 and 1998 approximated $83,000, $228,000 and $251,000, respectively, and for the nine months ended September 30, 1998 and 1999 approximated $239,000 (unaudited) and $328,000, respectively.

     The line of credit agreement requires the Company maintain a consolidated tangible net worth of at least $6,000,000 during 1999.

7. STOCKHOLDERS' EQUITY

     On September 11, 1997, Transaction Information Systems, Inc., a New York Corporation ("TIS-New York"), was merged into Transaction Information Systems, Inc., a Delaware Corporation ("TIS-Delaware"). In connection with this merger, the 200 shares of outstanding common stock of TIS-New York were converted into 20,000,000 shares of common stock of TIS-Delaware. The financial statements give retroactive effect to this merger.

     On September 3, 1998, the Company amended its certificate of incorporation to increase the authorized number of shares of preferred stock from 5,000,000 to 10,000,000 and common stock from 25,000,000 to 35,000,000. Simultaneously, the Company declared a two-for-one stock split of the outstanding shares of common stock and options to acquire common stock. See also Note 13.

     On September 4, 1998, TIS issued 6,549,788 shares of series A convertible preferred stock to a group of investors for $50,000,000 or $7.63 per share. Each share of series A convertible preferred stock is convertible into one share of common stock and carries a liquidation preference equal to the purchase price per share. Based on the number of diluted shares outstanding at September 4,

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

1998 and upon conversion of the series A preferred stock, the holders of the series A convertible preferred stock would have a 29.2% ownership of the Company. The group of investors and the Company agreed to certain purchase price adjustments based upon net income thresholds to be achieved by the Company. These purchase price adjustments are to be effected by either the surrender of shares by the group of investors or the issuance of series A convertible preferred shares to the group of investors, as the case may be, to the other party. In addition, the group of investors and the Company agreed to an additional purchase price adjustment to be based upon the price of the Company's common stock during the twelve months following the Company's initial public offering. This additional purchase price adjustment is to be effected by the subsequent transfer, by either the group of investors or the Company's founding stockholders, as the case may be, to the other party, of shares of common stock. See also Note 13. The purchasers of the series A convertible preferred stock have the right to elect two members of the Company's board of directors.

     In connection with the issuance of the series A preferred stock, the Company repurchased 5,960,308 shares of common stock from the former S Corporation stockholders. The total cost of the treasury stock was $44,410,676, of which $41,410,676 was paid in 1998. The Company issued notes of $3,000,000 to the former S Corporation stockholders for the difference. The notes are non-interest bearing and are due on September 4, 2000 or earlier upon the completion of an initial public offering or sale of all of the Company's common stock.

8. STOCK OPTION PLAN

     In May 1997 and November 1998, the Company adopted stock option plans (the "Plans"). Options granted under the provisions of the Plans will be in the form of either Incentive Stock Options or Non-Qualified Stock Options. The options vest in four years, 25% on each anniversary date and expire in ten years after the date of grant. All options are issued with exercise prices that equal or exceed fair market value on the date of grant. Fair value has been estimated by the board of directors.

     Option activity under the Plans in 1997, 1998 and 1999 is as follows:

                                       1997                     1998                     1999
                               ---------------------    ---------------------    ---------------------
                                           WEIGHTED                 WEIGHTED                 WEIGHTED
                                NUMBER      AVERAGE      NUMBER      AVERAGE      NUMBER      AVERAGE
                                  OF       EXERCISE        OF       EXERCISE        OF       EXERCISE
                                OPTIONS      PRICE       OPTIONS      PRICE       OPTIONS      PRICE
                               ---------   ---------    ---------   ---------    ---------   ---------
Beginning balance............         --     $  --      1,598,800     $4.19      1,645,300     $5.10
Granted during the period....  1,598,800      4.19        479,000      6.83        837,250      7.63
Exercised during the
  period.....................                            (100,000)     2.50
Options purchased by the
  Company....................                            (222,500)     2.50
Canceled or forfeited during
  the period.................                            (110,000)     7.05        (87,000)     6.05
                               ---------     -----      ---------     -----      ---------     -----
Ending balance...............  1,598,800     $4.19      1,645,300     $5.10      2,395,550     $5.86
                               =========     =====      =========     =====      =========     =====
Options exercisable at end of
  period.....................         --     $  --        352,200     $3.85        693,400     $3.81
                               =========     =====      =========     =====      =========     =====
Weighted average fair value
  at grant date..............                $2.50                    $5.52                    $5.78
                                             =====                    =====                    =====

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     The following summarizes the information about stock options outstanding and exercisable as of September 30, 1999:

                   OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
           ------------------------------------   ----------------------
                          WEIGHTED
                           AVERAGE
                          REMAINING    WEIGHTED                 WEIGHTED
RANGE OF                 CONTRACTUAL   AVERAGE                  AVERAGE
EXERCISE     NUMBER         LIFE       EXERCISE     NUMBER      EXERCISE
 PRICE     OUTSTANDING   (IN YEARS)     PRICE     EXERCISABLE    PRICE
--------   -----------   -----------   --------   -----------   --------
 $ 2.50       826,300       8.01        $ 2.50    $  514,400     $ 2.50
   7.50       604,000       8.38          7.50       148,500       7.50
   7.63       935,250       9.28          7.63        25,500       7.63
  10.00        30,000       9.15         10.00         5,000      10.00
            ---------       ----        ------    ----------     ------
            2,395,550       8.61        $ 5.86    $  693,400     $ 3.81
            =========       ====        ======    ==========     ======

     As the Company has adopted the disclosure only provisions of SFAS 123, no compensation cost has been recorded under the Plans, except as described below. The Company has utilized the "Minimum Value" option pricing model with the following assumptions:

                                                           YEAR ENDED      NINE MONTHS
                                                          DECEMBER 31,        ENDED
                                                          ------------    SEPTEMBER 30,
                                                          1997    1998        1999
                                                          ----    ----    -------------
Risk-free interest rates................................  5.83%   5.45%       5.48%
                                                          ====    ====        ====
Expected option lives...................................     5       5           5
                                                          ====    ====        ====
Dividend yields.........................................    --      --          --
                                                          ====    ====        ====

     Had compensation cost for the Plans been determined in accordance with SFAS 123, the impact on the Company's net income and earnings per share would have been as follows:

                                                                                     NINE MONTHS
                                                        YEAR ENDED DECEMBER 31,         ENDED
                                                        ------------------------    SEPTEMBER 30,
                                                           1997          1998           1999
                                                        ----------    ----------    -------------
Net income:
  As reported.........................................  $3,590,999    $2,687,343     $1,177,014
                                                        ==========    ==========     ==========
  Pro forma...........................................  $3,558,214    $2,632,374     $1,003,629
                                                        ==========    ==========     ==========
Basic net income per share:
  As reported.........................................  $     0.18    $     0.15     $     0.08
                                                        ==========    ==========     ==========
  Pro forma...........................................  $     0.18    $     0.15     $     0.07
                                                        ==========    ==========     ==========
Diluted net income per share:
  As reported.........................................  $     0.18    $     0.13     $     0.05
                                                        ==========    ==========     ==========
  Pro forma...........................................  $     0.18    $     0.13     $     0.05
                                                        ==========    ==========     ==========

     On December 31, 1998, the Company granted the chief financial officer an option to purchase 100,000 shares of common stock at $2.50 per share, which was less than the fair market value per share of the Company. The officer exercised the option on December 31, 1998 by paying $1,000 and issuing a note to the Company. This note is due December 31, 2005 and bears interest at 6% per annum on the principal amount of $249,000. As a result of the issuance of the option, the Company recorded compensation expense of $224,200, which represented the difference between the exercise

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES price and the fair market value per share of the Company at the date of grant. Such compensation expense is included in general and administrative expenses for the year ended December 31, 1998. In 1999, the Company provided the chief financial officer with a loan of $100,000 to pay the tax liability arising from the exercise of the stock option. Subsequently, the note of $249,000 and the loan of $100,000 were forgiven. Such amounts have been included in general and administrative expenses for the nine-month period ended September 30, 1999.

     In connection with the issuance of series A convertible preferred stock, the Company cancelled and settled for cash 222,500 options previously granted to certain employees, resulting in compensation expense of approximately $1,368,000 in 1998. The expense has been included in general and administrative expenses.

9. COMMITMENTS

     The Company has entered into numerous lease agreements, including leases for their corporate headquarters located at 115 Broadway, New York, New York and other offices. In addition, the Company has entered into operating and capital lease agreements for fixed assets. The Company has utilized the letters of credit to satisfy certain office lease security deposits.

     A schedule of future minimum lease obligations required under capital and operating leases agreements as of September 30, 1999 are as follows:

                                                              CAPITAL       OPERATING
PERIOD ENDING SEPTEMBER 30,                                    LEASES        LEASES
---------------------------                                  ----------    -----------
2000.......................................................  $  642,508    $ 2,439,417
2001.......................................................     409,830      2,499,049
2002.......................................................     149,765      2,355,713
2003.......................................................      45,802      2,273,333
2004.......................................................       2,533      2,300,808
Thereafter.................................................          --      8,765,681
                                                             ----------    -----------
Minimum future leases obligations..........................  $1,250,438    $20,634,001
                                                             ==========    ===========

     Rent expense for the years ended December 31, 1996, 1997 and 1998 approximated $497,000, $733,000, $1,576,000, respectively, and for the nine months ended September 30, 1998 and 1999 approximated $905,000 (unaudited) and $1,259,000, respectively.

     The future minimum lease payments under capital leases and the net present value of the future minimum lease payments as of December 31, 1997 and 1998 and September 30, 1999 are as follows:

                                                   1997          1998          1999
                                                 ---------    ----------    ----------
Total minimum lease payments...................  $ 987,550    $1,764,545    $1,250,438
Amount representing interest...................   (161,923)     (169,678)      (98,140)
                                                 ---------    ----------    ----------
Present value of net minimum lease payments....    825,627     1,594,867     1,152,298
Current portion................................   (235,178)     (592,202)     (581,567)
                                                 ---------    ----------    ----------
          Long-term capital lease
            obligations........................  $ 590,449    $1,002,665    $  570,731
                                                 =========    ==========    ==========

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     On December 31, 1998, the Company entered into a seven-year employment agreement with the chief financial officer. Under the agreement, as amended, the chief financial officer earns a base salary of $200,000, subject to annual adjustment, and an annual or special bonus as determined at the discretion of management.

10. CONTINGENCIES

     The Company is named as a defendant in certain lawsuits that have arisen in the normal course of business. Management believes that the potential outcome of these cases is not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11. SEGMENT INFORMATION

     The Company has identified two segments, which are e-business solutions and information technology consulting. The accounting policies of the reportable segments are the same as those described in Note 2. Segment data includes the allocation of all corporate expenses to each of the operating segments. Corporate expenses, consisting of general and administrative services, are allocated to the segments based upon the revenues of each segment. The Company evaluates the performance of its segments and allocates resources to them based on income before taxes.

     The following represents information about the Company's segments for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999:

                                                                                NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
Revenue:
  e-Business solutions..........  $12,606,800   $22,081,066   $35,876,948   $25,935,934   $34,503,079
  Information technology
     consulting.................   20,743,078    33,183,257    48,853,799    34,854,157    42,075,793
                                  -----------   -----------   -----------   -----------   -----------
          Total revenue.........  $33,349,878   $55,264,323   $84,730,747   $60,790,091   $76,578,872
                                  ===========   ===========   ===========   ===========   ===========
Income (loss) before income
  taxes:
  e-Business solutions..........  $   (25,588)  $   375,533   $ 1,674,275   $ 1,811,472   $ 1,566,970
  Information technology
     consulting.................    2,916,063     3,437,586     2,752,648     1,720,098       667,329
                                  -----------   -----------   -----------   -----------   -----------
          Total income before
            income taxes........  $ 2,890,475   $ 3,813,119   $ 4,426,923   $ 3,531,570   $ 2,234,299
                                  ===========   ===========   ===========   ===========   ===========

     Information about segment assets and income taxes is not provided on a segment level as segments are reviewed based on income before income taxes and identification of assets and liabilities by segment is impractical. The Company's services are provided only in the United States.

             TRANSACTION INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             THREE MONTHS ENDED
                                          --------------------------------------------------------
                                           MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                          -----------   -----------   -------------   ------------
1997
Revenue.................................  $12,483,062   $13,850,341    $13,891,523    $15,039,397
Gross profit............................    4,496,620     4,884,537      5,203,124      5,015,463
Income before income taxes..............      939,091     1,058,412      1,097,424        718,192
Net income..............................      884,388       996,758      1,033,497        676,356
                                          -----------   -----------    -----------    -----------
Basic net income per share..............  $      0.04   $      0.05    $      0.05    $      0.03
                                          ===========   ===========    ===========    ===========
1998
Revenue.................................  $17,847,456   $20,524,261    $22,418,374    $23,940,656
Gross profit............................    6,630,608     7,754,570      8,311,410      8,191,453
Income before income taxes..............    1,239,136     1,807,629        484,805        895,353
Net income (loss).......................    1,177,536     1,716,879       (778,924)       571,852
                                          -----------   -----------    -----------    -----------
Basic net income (loss) per share.......  $      0.06   $      0.09    $     (0.04)   $      0.04
                                          ===========   ===========    ===========    ===========
1999
Revenue.................................  $23,498,407   $26,987,274    $26,093,191
Gross profit............................    8,803,206     9,682,986      9,420,471
Income before income taxes..............      816,630       615,625        802,044
Net income..............................      403,878       371,601        401,535
                                          -----------   -----------    -----------
Basic net income per share..............  $      0.03   $      0.03    $      0.03
                                          ===========   ===========    ===========

13. SUBSEQUENT EVENTS

     On November 9, 1999, the Company approved to increase the authorized number of shares of common stock from 35,000,000 to 75,000,000.

     On November 9, 1999, in order to finalize the net income purchase price adjustment described in Note 7, the Company issued shares of series A convertible preferred stock to the group of investors. The 821,038 shares issued include an adjustment based on a separate agreement between the Company and the group of investors to eliminate the stock price purchase adjustment also described in Note 7. The resulting purchase price for the group of investors was $6.78 per share for the series A convertible preferred shares.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               SHARES

                     TRANSACTION INFORMATION SYSTEMS, INC.

                                  COMMON STOCK

                               ------------------
                                   PROSPECTUS
                               ------------------

                               HAMBRECHT & QUIST

                               ROBERTSON STEPHENS

                               ------------------
                               ------------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until             , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee........................................  $ 18,216
NASD filing fee.............................................     7,400
Nasdaq National Market listing fee..........................         *
Blue Sky fees and expenses..................................    12,500
Transfer Agent and Registrar fees...........................         *
Accounting fees and expenses................................         *
Legal fees and expenses.....................................         *
Printing and mailing expenses...............................   125,000
Miscellaneous...............................................         *
                                                              --------
          Total.............................................
                                                              ========

---------------
* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seventh of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article Eighth of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article Eighth of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law statute provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section    of the Underwriting Agreement, the underwriters are
obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three fiscal years preceding the filing of this registration statement, the company has issued the following securities that were not registered under the Securities Act:

     (a) ISSUANCES OF CAPITAL STOCK

     Pursuant to an agreement dated September 4, 1998, we issued a total of 6,549,788 shares of series A convertible preferred stock to a group of investment funds associated with Goldman, Sachs & Co. for a total purchase price of $50 million, representing a purchase price of $6.78 per share.

     We purchased 5,960,308 shares of common stock from our founding stockholders for a purchase price of $7.45 per share, or a total of $44.4 million, of which $39.1 million was paid in September 1998 and $2.3 million was paid in December 1998. The remaining $3.0 million is payable from the proceeds of this offering.

     On November 9, 1999, in order to finalize the net income purchase price adjustment described above and to eliminate the stock price purchase price adjustment described above, the company issued 821,038 shares of series A convertible preferred stock to the investment funds. The resulting purchase price for the group of investment funds was $6.78 per share of series A convertible preferred stock.

     We issued 100,000 shares of common stock to Mr. Gutterman, our chief financial officer, pursuant to the exercise of his option to purchase such shares on December 31, 1998.

     No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 under the Securities Act. All foregoing securities are deemed restricted securities for the purpose of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBIT

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1*       Form of Underwriting Agreement.
 3.1      Certificate of Incorporation of the Registrant.
 3.2      By-laws of the Registrant.
 4.1*     Specimen certificate for shares of Common Stock, $.01 par
          value per share, of the Registrant.
 5*       Opinion of Esanu Katsky Korins & Siger, LLP.
10.1      1997 Stock Option Plan.
10.2      1998 Stock Option Plan.
10.3      1999 Director Stock Option Plan.
10.4      Lease between the Registrant and 111/115 Broadway Limited
          Partnership.
10.5      Loan Agreement and Unconditional Guaranty between the
          Registrant and Merrill Lynch Business Services.
10.6      Preferred Stock Purchase Agreement by and among the
          Registrant, the shareholders of the Registrant and
          affiliates of Goldman, Sachs & Co.
10.7      Amended and Restated Employment Agreement, by and between
          the Registrant and Mark Gutterman.
21        Subsidiaries of the Registrant.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2*     Consent of Esanu Katsky Korins & Siger, LLP (included in
          Exhibit 5).
24        Power of Attorney (included on pages II-5 and 6).
27        Financial Data Schedule.

---------------
* To be filed by amendment.

     (B) VALUATION AND QUALIFYING ACCOUNTS SCHEDULE

     Our audits of the consolidated financial statements referred to in our report dated November 12, 1999 appearing in the Prospectus and the S-1 Registration Statement of Transaction Information Systems, Inc. and subsidiaries also included an audit of the financial statement schedule listed in this Form S-1 Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

     SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS -- ALLOWANCE FOR DOUBTFUL ACCOUNTS

     For the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1999:

                                                            1997         1998          1999
                                                          ---------    ---------    ----------
Beginning balance.......................................  $ 183,453    $ 198,472    $  442,336
Additions...............................................    505,948      970,671     1,121,650
Deductions..............................................   (490,929)    (726,807)     (538,184)
                                                          ---------    ---------    ----------
Ending balance..........................................  $ 198,472    $ 442,336    $1,025,802
                                                          =========    =========    ==========

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 15th day of December 1999.

                                          TRANSACTION INFORMATION SYSTEMS, INC.

                                          By: /s/ JEFFREY NAJARIAN
                                            ------------------------------------
                                              Jeffrey Najarian
                                              Chief Executive Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Transaction Information Systems, Inc., hereby severally constitute and appoint Jeffrey Najarian, Robert Gold and Mark Gutterman, and each of them acting singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Transaction Information Systems, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----

/s/ JEFFREY NAJARIAN                                 Chief Executive Officer         December 15, 1999
---------------------------------------------------    (Principal Executive
Jeffrey Najarian                                       Officer)

/s/ ROBERT GOLD                                      Director                        December 15, 1999
---------------------------------------------------
Robert Gold

/s/ MARK GUTTERMAN                                   Chief Financial Officer         December 15, 1999
---------------------------------------------------    (Principal Financial and
Mark Gutterman                                         Accounting Officer)

                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----

/s/ RANDALL BLUMENTHAL                               Director                        December 15, 1999
---------------------------------------------------
Randall Blumenthal

/s/ MITCHELL FASS                                    Director                        December 15, 1999
---------------------------------------------------
Mitchell Fass

/s/ JOSEPH GLEBERMAN                                 Director                        December 15, 1999
---------------------------------------------------
Joseph Gleberman

/s/ EDWARD SHAW                                      Director                        December 15, 1999
---------------------------------------------------
Edward Shaw

/s/ DAVID MOXAM                                      Director                        December 15, 1999
---------------------------------------------------
David Moxam

                 [PICTURES AND CAPTIONS FOR INSIDE BACK COVER.]

Inside Back Cover:

- Top of Page: TIS logo with the words, "A leading provider of e-business solutions" centered below it.

- Center of Page: A series of logos and descriptions illustrating recognition and awards that the company received, as follows: Inc. 500 logo, with the text, "Recognized for five consecutive years (1995-1999) as one of the fastest growing privately-held U.S. companies," Inc. 500 All-Stars logo, with the text, "Inducted into Inc. 500 Hall of Fame in 1999. Of the nearly 6,000 companies that have made the list since 1982, TIS is one of 50 companies to be named to this special list;" New York Technology Fast 500 logo, with the text, "Named one of the 500 fastest growing U.S. technology companies and one of New York's fastest growing technology companies in 1999 by Deloitte & Touche" Authorized Java Center logo, with text, "Because of its expertise in developing Java-based enterprise applications, TIS and our FLITE lab were named an Authorized Java Center by Sun Microsystem;" VARBusiness 500 logo, with the text, "In 1999, TIS was named to the VARBusiness 500, VARBusiness magazines exclusive listing of the top 500 VARs and integrators, ranked by revenue."

- At bottom of page: Our company tag line: "Proven E-Business Architects Delivering Innovative E-Business solutions for Global 1000 Companies."

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1*       Form of Underwriting Agreement.
 3.1      Certificate of Incorporation of the Registrant.
 3.2      By-laws of the Registrant.
 4.1*     Specimen certificate for shares of Common Stock, $.01 par
          value per share, of the Registrant.
 5*       Opinion of Esanu Katsky Korins & Siger, LLP.
10.1      1997 Stock Option Plan.
10.2      1998 Stock Option Plan.
10.3      1999 Director Stock Option Plan.
10.4      Lease between the Registrant and 111/115 Broadway Limited
          Partnership.
10.5      Loan Agreement and Unconditional Guaranty between the
          Registrant and Merrill Lynch Business Services.
10.6      Preferred Stock Purchase Agreement by and among the
          Registrant, the shareholders of the Registrant and
          affiliates of Goldman, Sachs & Co.
10.7      Amended and Restated Employment Agreement, by and between
          the Registrant and Mark Gutterman.
21        Subsidiaries of the Registrant.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2*     Consent of Esanu Katsky Korins & Siger, LLP (included in
          Exhibit 5).
24        Power of Attorney (included on pages II-5 and 6).
27        Financial Data Schedule.

---------------
* To be filed by amendment.